Exhibit 2.1

Execution Version

STOCK PURCHASE AGREEMENT

by and between

ALERIS INTERNATIONAL, INC. and

ALERIS RECYCLING (GERMAN WORKS) GMBH

as Seller,

and

VOTORANTIM METAIS NORTH AMERICA, INC. and

AZBEN HOLDINGS GMBH

as Buyer,

Dated November 19, 2007

TABLE OF CONTENTS

ARTICLE I	Definitions	1

ARTICLE II	Purchase and Sale of Shares; Closing	12
2.1.	Purchase of Shares	12
2.2.	Purchase Price	12
2.3.	Adjustment to Purchase Price	12
2.4.	Closing	14
2.5.	Withholding	14
2.6.	Allocation of the Purchase Price	14

ARTICLE III	Representations and Warranties of Seller	14
3.1.	Ownership; Authorization of Transaction	14
3.2.	Corporate Organization; Authority	15
3.3.	Capitalization	15
3.4.	Government Consents and Approvals; No Conflicts	16
3.5.	Financial Statements	17
3.6.	Absence of Certain Changes	17
3.7.	Litigation and Liabilities	18
3.8.	Employees; Benefits	18
3.9.	Compliance with Laws	19
3.10.	Material Contracts	19
3.11.	Real Property	21
3.12.	Environmental Matters	22
3.13.	Tax Matters	22
3.14.	Labor Matters	25
3.15.	Insurance	25
3.16.	Related Party Transactions	25
3.17.	Brokers and Finders	26
3.18.	Intellectual Property Rights	26
3.19.	Product Warranty	26
3.20.	Customers and Suppliers	26
3.21.	Foreign Corrupt Practices Act	27
3.22.	Powers of Attorney	28
3.23.	China Government Agreement	28
3.24.	Retained Subsidiaries	28
3.25.	Access to Rail	28
3.26.	Assets	28
3.27.	China Acquired Entity	28

ARTICLE IV	Representations and Warranties of Buyer	28
4.1.	Organization, Good Standing and Qualification	28
4.2.	Corporate Authority	29
4.3.	Governmental Filings; No Violations	29
4.4.	Litigation	29

4.5.	Sufficient Funds	30

ARTICLE V	Covenants	30
5.1.	Interim Operations	30
5.2.	Further Actions; Notification	32
5.3.	Access	34
5.4.	Seller Restrictions	34
5.5.	Seller Post-Closing Confidentiality Obligation	34
5.6.	Seller Non-Compete	35
5.7.	Employee Matters	36
5.8.	WARN Act	37
5.9.	Transition Services Agreement	38
5.10.	Intercompany Obligations	38
5.11.	Brokers’ Fees	38
5.12.	Permit Transfer, Assignment or Reissuances	38
5.13.	Insurance Matters	38
5.14.	Transfer of Retained Subsidiaries	38
5.15.	Additional Agreements	39
5.16.	Cooperation	39
5.17.	China Acquired Entity Contribution	39

ARTICLE VI	Taxes	39
6.1.	Indemnification	39
6.2.	Filing and Payment Responsibility	40
6.3.	Refunds	42
6.4.	Audits	43
6.5.	Cooperation	44
6.6.	Coordination with Other Provisions	45
6.7.	Transfer Taxes	45
6.8.	Period of Limitation	45
6.9.	Tax Sharing Agreements	45
6.10.	Amended Returns	45
6.11.	Section 338 Elections	45
6.12.	Closing Date Activities	46

ARTICLE VII	Conditions to Closing	46
7.1.	Conditions to Obligations of Seller and Buyer	46
7.2.	Conditions to the Obligations of Seller	46
7.3.	Conditions to the Obligations of Buyer	47

ARTICLE VIII	Termination	48
8.1.	Termination	48
8.2.	Effect of Termination and Abandonment	49

ARTICLE IX	Survival and Indemnification	49
9.1.	Survival	49
9.2.	Indemnification by Buyer	50

ii

9.3.	Indemnification by Seller	50
9.4.	Limitations on Rights of Indemnitees	51
9.5.	Specific Indemnifications	51
9.6.	Procedure for Third Party Claims	52
9.7.	Indemnification Payments as Purchase Price Adjustment	53
9.8.	Tax Claims	53
9.9.	Exclusive Remedy	53
9.10.	Certain Additional Matters	53

ARTICLE X	Miscellaneous	54
10.1.	Publicity	54
10.2.	Entire Agreement	54
10.3.	Succession and Assignment	54
10.4.	Expenses	54
10.5.	Interpretation	54
10.6.	Notices	54
10.7.	Governing Law	56
10.8.	Limitations of Remedies	56
10.9.	Amendments and Waivers	56
10.10.	Severability	56
10.11.	Specific Performance	56
10.12.	Jurisdiction; Court Proceedings; Waiver of Jury Trial	56
10.13.	No Third Party Beneficiaries	57
10.14.	No Presumption Against Drafting Party	57
10.15.	Signatures	57
10.16.	Computation of Time	57
10.17.	Dollars	57
10.18.	Acknowledgment of Seller	57

EXHIBITS

Exhibit A	Net Working Capital
Exhibit B	Transition Services Agreement

iii

STOCK PURCHASE AGREEMENT

STOCK PURCHASE AGREEMENT, dated November 19, 2007 (the “Agreement”), by and among Aleris International, Inc., a Delaware corporation (“Aleris”), Aleris Recycling (German Works) GmbH, a limited liability corporation (GmbH) registered with the commercial register of the local court of Mönchengladbach, HRB 7741 (“Recycling”, and together with Aleris, “Seller”), Votorantim Metais North America, Inc., a Delaware corporation (“VMNA”), and Azben Holdings GmbH, a company organized under the laws of Austria (“Azben”, and together with VMNA, “Buyer”). Buyer and Seller are separately referred to herein as a “Party” and, together, as the “Parties.”

WHEREAS, Aleris directly owns, in the aggregate, 100% of the issued and outstanding shares of capital stock of each of U.S. Zinc Corporation, a Delaware corporation (“USZ”), and Interamerican Zinc, Inc., a Delaware corporation (“Interamerican”);

WHEREAS, Aleris indirectly owns and Recycling directly owns, in the aggregate, 100% of the issued and outstanding shares of capital stock of Aleris Asia Pacific Zinc (Barbados) Ltd., a Barbados company (“AAPZ”, and together with USZ and Interamerican, the “Companies”, and each, a “Company”);

WHEREAS, upon the terms and subject to the conditions of this Agreement, VMNA desires to purchase from Aleris, and Aleris desires to sell to VMNA, 100% of the issued and outstanding shares of capital stock of each of USZ and Interamerican;

WHEREAS, upon the terms and subject to the conditions of this Agreement, Azben desires to purchase from Recycling, and Recycling desires to sell to Azben, 100% of the issued and outstanding shares of capital stock of AAPZ; and

WHEREAS, concurrently with the execution of this Agreement, as a condition and inducement to Seller’s willingness to enter into this Agreement, Votorantim Metais Ltda., a Brazilian limited liability company (“Votorantim”), is entering into a guarantee (the “Buyer Guarantee”) in favor of Seller, pursuant to which Votorantim is guaranteeing the obligations of Buyer in connection with this Agreement.

NOW, THEREFORE, in consideration of the premises and the mutual promises herein made, and in consideration of the representations, warranties, covenants and agreements herein contained, the Parties agree as follows:

ARTICLE I

Definitions

As used in this Agreement, the following terms have the respective meanings set forth below:

“AAPZ” shall have the meaning assigned to such term in the Recitals.

“Accounting Firm” shall have the meaning assigned to such term in Section 2.3(b).

“Acquired Entities” means the Companies and their Subsidiaries, other than the Retained Subsidiaries.

“Actual Adjustment” means (i) the Purchase Price as set forth on the Final Statement of Purchase Price minus (ii) the Estimated Purchase Price.

“Affiliate” means, with respect to a Person, any Person that, directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person (and, for purposes of this Agreement, each Acquired Entity shall be considered an Affiliate of Seller before the Closing and an Affiliate of Buyer after the Closing). For purposes of this definition, “control” (including the terms “controlled by” and under “common control with”) means, the possession, directly or indirectly, of the power to direct or to cause the direction of the management policies of a Person, whether through the ownership of voting securities, by contract or credit arrangement or otherwise.

“Agreement” shall have the meaning assigned to such term in the Preamble.

“Aleris” shall have the meaning assigned to such term in the Preamble.

“Azben” shall have the meaning assigned to such term in the Preamble.

“Bankruptcy and Equity Exception” shall have the meaning assigned to such term in Section 3.1(b).

“Benefit Plan” means each plan, program, policy, payroll practice, contract, agreement (including any employment, consulting or collective bargaining agreement) or other arrangement providing for compensation, severance, termination pay, performance awards, stock or other equity awards, fringe benefits or other employee benefits of any kind, whether formal or informal, funded or unfunded, written or oral and whether or not legally binding, including each “employee benefit plan,” within the meaning of Section 3(3) of ERISA and each “multi-employer plan” within the meaning of Sections 3(37) or 4001(a)(3) of ERISA.

“Business Day” means a day, other than a Saturday or Sunday, on which commercial banks in New York City are open for the general transaction of business.

“Buyer” shall have the meaning assigned to such term in the Preamble.

“Buyer Guarantee” shall have the meaning assigned to such term in the Recitals.

“Buyer Indemnitees” shall have the meaning assigned to such term in Section 9.3.

“Cap” shall have the meaning assigned to such term in Section 9.4(b).

“Cash and Cash Equivalents” means the sum of the fair market value (expressed in United States dollars) of all cash and cash equivalents (including marketable securities and short term investments) of the Acquired Entities.

“China Acquired Entity” means Aleris US Zinc (Changshu) Co., Ltd., a People’s Republic of China wholly-owned foreign entity.

“Claim” means any civil, criminal or administrative action, information request, suit, claim, demand, citation, subpoena, hearing, arbitration, investigation or other proceeding by or before any Governmental Entity or arbitrator (or, with respect to any action, information request, suit, claim, demand, citation, subpoena, hearing, arbitration, investigation or other proceeding that is pending or threatened would, if brought, be by or before any Governmental Entity or arbitrator).

“Closing” shall have the meaning assigned to such term in Section 2.4.

“Closing Date” shall have the meaning assigned to such term in Section 2.4.

“Code” shall have the meaning assigned to such term in Section 2.5.

“Coldwater Air Permit” shall have the meaning assigned to such term in Section 5.12.

“Company” and “Companies” shall have the meaning assigned to such terms in the Recitals.

“Company Benefit Plan” means each Benefit Plan (other than an Employee Agreement) which is now or previously has been sponsored, maintained, contributed to, or required to be contributed to, or with respect to which any withdrawal liability (within the meaning of Section 4201 of ERISA) has been incurred, by each Acquired Entity or any ERISA Affiliate for the benefit of any Employee, or pursuant to which such Acquired Entity or any ERISA Affiliate has or may have any liability, contingent or otherwise.

“Company Employees” shall have the meaning assigned to such term in Section 5.7(a).

“Company Intellectual Property Rights” shall have the meaning assigned to such term in Section 3.18(a).

“Competing Business” shall have the meaning assigned to such term in Section 5.6.

“Confidential Information” shall have the meaning assigned to such term in Section 5.5.

“Contract” means any agreement, lease, license, contract, commitment, note, mortgage, indenture, arrangement or other obligation (whether written or oral).

“Debt” means the outstanding principal amount of, all accrued and unpaid interest on and other payment obligations (including any premiums, termination fees, expenses or breakage costs due upon prepayment of or payable in connection with this Agreement or the consummation of the transactions contemplated by this Agreement) in respect of, (i) any indebtedness for borrowed money of each Acquired Entity, whether or not recourse to such Acquired Entity, (ii) any obligation of each Acquired Entity evidenced by bonds, debentures, notes or other similar instruments, (iii) any lease obligation of each Acquired Entity required to be classified as a capitalized lease obligation under GAAP and (iv) any obligation of the type referred to in clauses (i) through (iii) of this definition of another Person the payment of which such Acquired Entity has guaranteed or for which such Acquired Entity is responsible or liable, directly or indirectly, jointly or severally, as obligor, guarantor or otherwise.

“Debt Amount” means the aggregate amount of Debt outstanding immediately prior to the Closing.

“Deductible” shall have the meaning assigned to such term in Section 9.4(b).

“Employee” means each current (including those on layoff, disability or leave of absence, whether paid or unpaid), former, or retired employee, officer, consultant, independent contractor providing individual services, agent or director of the Acquired Entities.

“Employee Agreement” means each management, employment, severance, change in control, consulting, non-compete, confidentiality, collective bargaining or similar agreement or contract between each Acquired Entity and any Employee pursuant to which such Acquired Entity has or may have any liability contingent or otherwise.

“Encumbrance” means any mortgage, pledge, hypothecation, lien, encumbrance, lease, sublease, license, occupancy agreement, adverse claim or interest, claim, charge, security interest, easement, covenant, encroachment, burden, title defect, title retention agreement, option, right of first refusal, or other restriction.

“Enterprise Value” means $295,000,000.

“Environmental Laws” means any applicable Law (including any legally binding judicial or administrative guidance, documents or opinions) relating to (a) the protection of the environment (including air, water, soil and natural resources), (b) the use, storage, handling, release or disposal of, or exposure to any Hazardous Substances, or (c) occupational health or safety as it relates to the use, storage, handling, release or disposal of or exposure to any Hazardous Substances, in each case as in effect on or prior to the Closing Date.

“Environmental Liabilities” means any claims, judgments, damages (including punitive damages), losses, penalties, fines, liabilities, Encumbrances, violations, costs and expenses (including attorneys and consultants fees) of investigation, remediation or defense of any matter relating to human health, safety or the environment of whatever kind or nature by any Governmental Entity or Person.

“Environmental Permits” shall have the meaning assigned to such term in Section 3.12(c).

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended and any regulations promulgated or proposed thereunder.

“ERISA Affiliate” means each business or entity which is a member of a “controlled group of corporations,” under “common control” or an “affiliated service group” with any Acquired Entity within the meaning of Sections 414(b), (c) or (m) of the Code, or required to be aggregated with any Acquired Entity under Section 414(o) of the Code, or is under “common control” with any Acquired Entity, within the meaning of Section 4001(a)(14) of ERISA.

“Estimated Purchase Price” means a good faith estimate of the Purchase Price, as determined by Seller. In connection with determining the Estimated Purchase Price, Seller shall (i) use the Enterprise Value, and (ii) estimate (A) the Debt Amount, (B) the Net Working Capital Adjustment, and (C) the amount of Cash and Cash Equivalents.

“Federal Tax Group” means the affiliated group of corporations filing a consolidated federal Income Tax Return of which Aurora Acquisition Holdings Inc. is the parent corporation.

“Final Section 338 Allocation Statement” shall have the meaning assigned to such term in Section 6.11.

“Final Statement of Purchase Price” shall have the meaning assigned to such term in Section 2.3(b).

“Financial Statements” shall have the meaning assigned to such term in Section 3.5.

“Formerly Owned or Formerly Leased Real Property” means any real property formerly owned or leased by any Acquired Entity prior to the date hereof and no longer owned or leased by any Acquired Entity as of the date hereof.

“GAAP” means United States generally accepted accounting principles and practices as in effect from time to time and applied consistently throughout the periods involved.

“Governmental Entity” means the government of the United States of America, any other nation or any political subdivision of any of the foregoing, whether state or local, and any agency, authority, instrumentality, regulatory body, court, or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of government, including any self-regulatory organization.

“Hazardous Substances” means petroleum, petroleum products, petroleum-derived substances, radioactive materials, hazardous wastes, polychlorinated biphenyls, radon, urea formaldehyde, asbestos or any materials containing asbestos, and any materials or substances regulated or defined as or included in the definition of “hazardous substances,” “hazardous wastes,” “extremely hazardous substances,” “hazardous materials,” “hazardous constituents,” “toxic substances,” “pollutants,” “contaminants” or any similar denomination intended to classify or regulate substances by reason of toxicity, carcinogenicity, ignitability, corrosivity or reactivity under any Environmental Law.

“HSR Act” shall have the meaning assigned to such term in Section 3.4(a).

“including” means including without limitation.

“Income Tax” means any federal, state, local, or foreign Tax based on or measured by reference to net income, including any interest, penalty, or addition thereto.

“Income Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Income Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Indemnitee” shall have the meaning assigned to such term in Section 9.6(a).

“Indemnitor” shall have the meaning assigned to such term in Section 9.6(a).

“Insurance Policies” shall have the meaning assigned to such term in Section 3.15.

“Intellectual Property Rights” means all intellectual property rights throughout the world, including all United States, international and foreign (a) patents and patent applications, (b) trademarks, service marks, trade dress, logos, trade names and domain names, (c) copyrights, and mask works, (d) trade secrets, inventions, discoveries, prototypes, designs, drawings, blue prints, methods, processes, techniques, formulae, customer lists, specifications, know-how and other proprietary and confidential technology (collectively, “Trade Secrets”) and (e) all applications and registrations with respect to any of the foregoing.

“Interamerican” shall have the meaning assigned to such term in the Recitals.

“IRS” means the Internal Revenue Service.

“IZ Coldwater Facility” shall have the meaning assigned to such term in Section 5.12.

“Knowledge of Seller” means the actual knowledge of Barry Hamilton, Trenton Thornock, Ed Schlotzhauer, Shane Bradley, Ron Crittendon, Michael Hobey, Pauline Moorman, Bob Pence, Ricky Lam, Shreepal Nanavati or John Stourac.

“Latest Balance Sheet Date” shall have the meaning assigned to such term in Section 3.5.

“Laws” means any federal, state, local or foreign law, constitution, treaty, statute or ordinance, common law, or any rule, regulation, standard, judgment, order, writ, injunction or decree of any Governmental Entity.

“Leased Real Property” shall have the meaning assigned to such term in Section 3.11(b).

“Leases” shall have the meaning assigned to such term in Section 3.11(b).

“Loss” and “Losses” shall have the meaning assigned to such terms in Section 9.2.

“Material Adverse Effect” means any event, state of facts, circumstance, development, change or effect that, individually or in the aggregate with all other events, states of fact, circumstances, developments, changes and effects, (a) is or would reasonably be likely to be materially adverse to the business, assets, liabilities, condition (financial or otherwise), or results of operations of the Acquired Entities, taken as a whole, other than any event, state of facts, circumstance, development, change or effect resulting from (i) changes in general economic or political conditions, (ii) changes in the financial, banking or securities markets (including any disruption thereof and any decline in the price of any security or any market index), (iii) any act of war or terrorism, (iv) general changes or developments in the industries in which any of the Acquired Entities operate, (v) the announcement of this Agreement and the transactions contemplated hereby, (vi) any action taken, delayed or omitted to be taken by Seller or the Acquired Entities in accordance with this Agreement or taken at the request of Buyer and not contemplated by this Agreement or (vii) changes in GAAP or Laws, in each case applicable to any Acquired Entity, to the extent that any events, states of fact, circumstances, developments, changes and effects described in clauses (i), (ii), (iii) and (iv), other than changes in the price of zinc on the London Metals Exchange, would not reasonably be likely to have a disproportionate effect on the Acquired Entities, taken as a whole, relative to other Persons operating businesses similar to the businesses of the Acquired Entities or (b) would prevent or materially impair or materially delay the ability of Seller to perform its obligations under this Agreement or to consummate the transactions contemplated by this Agreement.

“Material Contracts” shall have the meaning assigned to such term in Section 3.10(a).

“Material Customers” shall have the meaning assigned to such term in Section 3.20(a).

“Material Suppliers” shall have the meaning assigned to such term in Section 3.20(a).

“MDEQ” shall have the meaning assigned to such term in Section 5.12.

“Minor Claim” shall have the meaning assigned to such term in Section 9.4(a).

“Negative Adjustment Amount” shall have the meaning assigned to such term in Section 2.3(c).

“Net Working Capital” means the consolidated net book value of the current assets (other than Cash and Cash Equivalents) of the Acquired Entities, as of immediately prior to the Closing, less the consolidated net book value of the current liabilities (other than Debt) of the Acquired Entities, as of immediately prior to the Closing, in each case, without duplication and as determined in accordance with GAAP consistently applied with the application thereof in the September 30, 2007 balance sheet set forth on Schedule 3.5, determined in accordance with the accounting principles, methodologies, procedures and classifications used in the preparation of the September 30, 2007 balance sheet set forth on Schedule 3.5 and otherwise as determined in accordance with the accounting principles, methodologies, procedures and classifications set forth in Exhibit A.

“Net Working Capital Adjustment” means (i) the amount by which the Net Working Capital as of immediately prior to the Closing exceeds $70,000,000, or (ii) the amount by which Net Working Capital as of immediately prior to the Closing is less than $70,000,000; provided that any amount which is calculated pursuant to clause (ii) above shall be deemed to be a negative number.

“Notice” shall have the meaning assigned to such term in Section 10.6.

“Old Aleris Federal Tax Group” means the affiliated group of corporations which filed consolidated federal Income Tax Returns for tax years ending on or before December 31, 2006, of which Aleris was the parent corporation.

“Order” means any order, injunction, judgment, decree or ruling of any Governmental Entity.

“ordinary course of business” means any action taken by a Person that: (i) is consistent in nature, scope and magnitude with the past practices of such Person and is taken in the ordinary course of the normal, day-to-day operations of such Person; and (ii) does not require authorization by the board of directors or stockholders of such Person (or by any Person or group of Persons exercising similar authority).

“Outstanding Shares” shall have the meaning assigned to such term in Section 2.1.

“Owned Real Property” shall have the meaning assigned to such term in Section 3.11(a).

“Party” and “Parties” shall have the meaning assigned to such terms in the Preamble.

“Permit” shall have the meaning assigned to such term in Section 3.9.

“Permitted Encumbrances” means (i) Encumbrances for Taxes that are not yet due and payable or which are being contested in good faith for which an adequate reserve has been established on the books and records of the Acquired Entities, (ii) mechanics’, workmen’s, repairmen’s, warehousemen’s, carriers’ or other statutory Encumbrances arising or incurred in the ordinary course of business and which do not materially detract from the use or value of the property subject thereto and (iii) Encumbrances (other than those securing Debt) which do not materially detract from the use or value of the property subject thereto.

“Person” means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, Governmental Entity or other entity.

“Positive Adjustment Amount” shall have the meaning assigned to such term in Section 2.3(c).

“Post-Closing Tax Period” means (i) any taxable period beginning after the Closing Date and (ii) the portion of any Straddle Period beginning immediately after the Closing Date and ending on the last day of a Straddle Period.

“Pre-Closing Claims” shall have the meaning assigned to it in Section 5.13.

“Pre-Closing Tax Period” means (i) any taxable period ending at or before the close of the Closing Date and (ii) the portion of any Straddle Period beginning on the first day of such Straddle Period and ending at the close of the Closing Date.

“Proposed Cash and Cash Equivalents” shall have the meaning assigned to such term in Section 2.3(b).

“Proposed Debt Amount” shall have the meaning assigned to such term in Section 2.3(b).

“Proposed Net Working Capital” shall have the meaning assigned to such term in Section 2.3(b).

“Proposed Purchase Price Calculation” shall have the meaning assigned to such term in Section 2.3(b).

“Proposed Section 338 Allocation Statement” shall have the meaning assigned to such term in Section 6.11.

“Purchase Price” means (i) the Enterprise Value, plus (ii) the Net Working Capital Adjustment (which may be a negative number if the calculation results in a negative number under clause (ii) of the definition of “Net Working Capital Adjustment”), plus (iii) the amount of Cash and Cash Equivalents, minus (iv) the Debt Amount.

“Purchase Price Dispute Notice” shall have the meaning assigned to such term in Section 2.3(b).

“Recycling” shall have the meaning assigned to such term in the Preamble.

“Registered Intellectual Property” shall have the meaning assigned to such term in Section 3.18(a).

“Retained Subsidiaries” shall have the meaning assigned to such term in Section 3.24.

“Schedules” shall have the meaning assigned to such term in Article III.

“Section 338 Elections” means an election made under Section 338(h)(10) of the Code or the deemed sales treatment for state or local Income Tax purposes resulting from the election made under Section 338(h)(10) of the Code.

“Seller” shall have the meaning assigned to such term in the Preamble.

“Seller Indemnitees” shall have the meaning assigned to such term in Section 9.2.

“Seller’s Refunds” shall have the meaning assigned to such term in Section 6.3.

“Separate Tax Return” means an Income Tax Return that is not a consolidated federal Income Tax Return or a combined, consolidated or unitary Income Tax Return for state, local or foreign Tax purposes.

“Shares” means 100% of the issued and outstanding shares of capital stock of each of the Companies.

“Special Representations” means the representations set forth in Sections 3.1 (Ownership; Authorization of Transactions), 3.2 (Corporate Organization; Authority), 3.3 (Capitalization) and 3.17 (Brokers and Finders).

“State, Local or Foreign Tax Group” means any combined, consolidated or unitary group for state, local or foreign Tax purposes.

“Straddle Period” means a taxable period beginning on or before and ending after the Closing Date.

“Subsidiary” means, with respect to any Person, any corporation, limited liability company, partnership, joint venture, or other legal entity of which such Person (either above or through or together with any other Subsidiary) owns, directly or indirectly, 50 percent or more of the stock or other equity interests the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation or other legal entity.

“Tax” or “Taxes” means (i) any federal, state, local or foreign net or gross income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Code §59A), customs, duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, recording, intangible, documentary, goods and services, ad valorem, net proceeds, net worth, special assessments, workers’ compensation, utility, production, gains, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, together with any interest, penalty, or addition thereto payable in connection with such taxes, whether disputed or not and (ii) any liability of any Person for the payment of amounts of the type described in clause (i) as a transferee, successor or payable pursuant to a contractual obligation.

“Tax Arbitrator” means, for purposes of Section 6.4(e) and 6.11, an internationally recognized accounting firm mutually satisfactory to Seller and Buyer.

“Tax Convenants” shall have the meaning assigned to such term in Section 6.1(a).

“Tax Proceeding” means any audit, action, suit, claim, examination, investigation, deficiency, assessment or other administrative or judicial proceeding by any Governmental Entity involving Taxes.

“Tax Return” means any return, declaration, report, claim for refund, or information return, statement or other filing relating to Taxes and declaration of estimated Tax, including any schedule or attachment thereto, and including any amendment thereof.

“Tax Sharing Agreement” means any written or unwritten agreement, indemnity or other arrangement for the allocation or payment of Tax liabilities or payment for Tax benefits between any Acquired Entity and any Person other than (i) the indemnity provided pursuant to this Agreement, and (ii) customary Tax indemnification or other arrangements contained in a commercial agreement entered into in the ordinary course of business the primary purpose of which does not relate to Taxes.

“Termination Date” shall have the meaning assigned to such term in Section 8.1(c).

“Third Party Claim” shall have the meaning assigned to such term in Section 9.6(a).

“Transaction Documents” means, with respect to any Person, this Agreement, together with any other agreements (including the Transition Services Agreement and the Buyer Guarantee), instruments, certificates and documents executed by such Person in connection with the consummation of the transactions contemplated by this Agreement.

“Transaction Expenses” shall have the meaning assigned to such term in Section 10.4.

“Transition Services Agreement” shall have the meaning assigned to such term in Section 5.9.

“Transfer Tax” means all transfer, real property transfer, gains, stock transfer, documentary, sales, use, stamp, registration value added, property, recording and other similar taxes and fees including penalties, interest and additions to such Taxes.

“USZ” shall have the meaning assigned to such term in the Recitals.

“VMNA” shall have the meaning assigned to such term in the Preamble.

“WARN Act” shall have the meaning assigned to such term in Section 5.8.

ARTICLE II

Purchase and Sale of Shares; Closing

2.1. Purchase of Shares. Upon the terms and subject to the conditions of this Agreement, at the Closing, Seller shall, assign, transfer, convey and deliver to Buyer, and Buyer shall acquire from Seller, all of the Shares issued and outstanding immediately prior to the Closing (the “Outstanding Shares”) free and clear of all Encumbrances.

2.2. Purchase Price. The Purchase Price for all of the Outstanding Shares shall be payable by Buyer as set forth in Section 2.3, subject to the adjustments set forth therein.

2.3. Adjustment to Purchase Price.

(a) Estimated Purchase Price. No later than four (4) Business Days prior to the Closing Date, Seller shall deliver to Buyer a calculation of the Estimated Purchase Price and the components thereof. Seller hereby directs Buyer to pay, or cause to be paid, on the Closing Date, by wire transfer of immediately available funds an amount in cash equal to the Estimated Purchase Price, in an account or accounts to be designated by Seller in a written notice to Buyer at least four (4) Business Days prior to the Closing, net of applicable withholding taxes, if any.

(b) Preparation of the Final Statement of Purchase Price.

(i) As soon as practicable, but no later than ninety (90) days after the Closing Date, Seller shall prepare and deliver to Buyer the proposed calculation of the Purchase Price (the “Proposed Purchase Price Calculation”) and the components thereof, including (A) a proposed calculation of Net Working Capital and the Net Working Capital Adjustment (the “Proposed Net Working Capital”), (B) a proposed calculation of the amount of Cash and Cash Equivalents (the “Proposed Cash and Cash Equivalents”), and (C) a proposed calculation of the Debt Amount (the “Proposed Debt Amount”), and, in each case, the components thereof, together with reasonable supporting detail, prepared in accordance with GAAP consistently applied with the application thereof in Exhibit A and otherwise as determined in accordance with the accounting principles, methodologies, procedures and classifications set forth in Exhibit A.

(ii) If Buyer does not give a written notice of dispute (a “Purchase Price Dispute Notice”) to Seller within sixty (60) days of receiving the Proposed Purchase Price Calculation, Buyer and Seller agree that (A) the Proposed Net Working Capital shall be deemed to set forth the Net Working Capital, (B) the Proposed Cash and Cash Equivalents shall be deemed to set forth the Cash and Cash Equivalents, (C) the Proposed Debt Amount shall be deemed to set forth the Debt Amount, and (D) the Proposed Purchase Price Calculation shall be deemed to be final and binding in determining the Purchase Price. If Buyer gives a Purchase Price Dispute Notice to Seller (which Purchase Price Dispute Notice must set forth, in reasonable detail, the items and amounts in dispute) within such sixty (60)-day period, Buyer and Seller will use commercially reasonable efforts to resolve the dispute during the thirty (30)-day period commencing on the date Seller receives the applicable Purchase Price Dispute Notice from Buyer. Items and amounts not objected to by Buyer in the Purchase Price Dispute Notice shall be deemed resolved. If Seller and Buyer do not obtain a final resolution within such thirty (30)-day period, then the items in dispute shall be submitted immediately to Deloitte & Touche USA, LLP or, if Deloitte & Touche USA, LLP does not accept the engagement, another nationally-recognized, independent accounting firm reasonably acceptable to Seller and Buyer (the “Accounting Firm”). The Accounting Firm shall be required to render a determination resolving the applicable dispute within thirty (30) days after referral of the matter to the Accounting Firm, which determination must be in writing and must set forth, in reasonable detail, the basis therefor. The determination of the Accounting Firm shall be conclusive and binding upon Seller and Buyer. Seller will revise the Proposed Purchase Price Calculation as appropriate to reflect the resolution of any objections thereto pursuant to this Section 2.3(b)(ii). The “Final Statement of Purchase Price” shall mean the Proposed Purchase Price Calculation together with any revisions thereto pursuant to this Section 2.3(b)(ii).

(iii) In the event Seller and Buyer submit any unresolved objections to the Accounting Firm for resolution as provided in Section 2.3(b)(ii), the responsibility for the fees and expenses of such Accounting Firm shall be borne equally by Seller and Buyer.

(iv) Buyer will make the Acquired Entities’ financial records available to the Accounting Firm and Seller and its accountants and other representatives at reasonable times at any time during the review by Seller and/or the Accounting Firm, as the case may be, of, and the resolution of any objections with respect to, the Proposed Purchase Price Calculation.

(c) Adjustment to Estimated Purchase Price.

(i) If the Actual Adjustment is a positive amount (the “Positive Adjustment Amount”), Buyer will pay, or cause to be paid, to Seller, an amount in cash equal to the Positive Adjustment Amount, net of applicable withholding taxes, if any, by wire transfer or delivery of other immediately available funds within three (3) Business Days after the date on which the Purchase Price is finally determined pursuant to Section 2.3(b).

(ii) If the Actual Adjustment is a negative amount (the absolute value of such negative amount, the “Negative Adjustment Amount”), Seller will pay, or cause to be paid, to Buyer, an amount in cash equal to the Negative Adjustment Amount, net of applicable withholding taxes, if any, by wire transfer or delivery of other immediately available funds within three (3) Business Days after the date on which the Purchase Price is finally determined pursuant to Section 2.3(b).

2.4. Closing. Subject to the provisions of Article VII, the closing of the transactions contemplated by this Agreement (the “Closing”) and all actions specified in this Agreement to occur at the Closing shall take place at the offices of Fried, Frank, Harris, Shriver & Jacobson LLP, One New York Plaza, New York, New York at 9:00 a.m., New York time, on the Business Day immediately following the day on which the last of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions) are satisfied or waived in accordance with this Agreement, or on such other date as Buyer and Seller shall agree (the date on which the Closing takes place, the “Closing Date”).

2.5. Withholding. Notwithstanding anything in this Agreement to the contrary, Buyer shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement such amounts as Buyer or the Acquired Entities are required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the “Code”), or any provision of any Tax Law. To the extent that amounts are so withheld and paid over to the appropriate taxing authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

2.6. Allocation of the Purchase Price. The Purchase Price shall be allocated between (i) the Shares of USZ and Interamerican and (ii) the Shares of AAPZ, as set forth in Schedule 2.6.

ARTICLE III

Representations and Warranties of Seller

Except as set forth in the corresponding sections of the disclosure schedules delivered to Buyer by Seller simultaneously with the execution and delivery of this Agreement (the “Schedules”) (it being agreed that disclosure of any item in any section of the Schedules also shall be deemed disclosure with respect to any other section to which the relevance of such item is reasonably apparent), Seller represents and warrants to Buyer as follows:

3.1. Ownership; Authorization of Transaction.

(a) Schedule 3.1(a) sets forth a true, complete and correct list of all of the Shares owned of record and beneficially by Seller. All such Shares are owned, beneficially and of record, by each of Aleris and Recycling, and each of Aleris and Recycling has good and valid title to such Shares, free and clear of any Encumbrances.

(b) Each of Aleris and Recycling has full power and authority to execute and deliver this Agreement and the other Transaction Documents to which it is a party and to perform its obligations hereunder and thereunder, and, the execution, delivery and performance by each of Aleris and Recycling of this Agreement and the other Transaction Documents to which it is a party have been duly authorized by all necessary corporate or other similar action on the part of each of Aleris and Recycling. Each of Aleris and Recycling has duly and validly executed and delivered this Agreement and, at the Closing will have duly and validly executed the other Transaction Documents to which it is a party. This Agreement and the other Transaction Documents to which it is a party constitute, or upon execution will constitute, a valid and legally binding obligation of each of Aleris and Recycling, enforceable against each of Aleris and Recycling in accordance with their respective terms, except as limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or similar Laws affecting the enforcement of creditors’ rights (the “Bankruptcy and Equity Exception”).

3.2. Corporate Organization; Authority.

(a) Each of Aleris and Recycling and each Acquired Entity is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification.

(b) Schedule 3.2 lists the directors and officers of each Acquired Entity. Seller has made available to Buyer complete and correct copies of each Acquired Entity’s governing documents, each as amended to the date hereof, and each is in full force and effect. None of the Acquired Entities are in default under or in violation of any provision of its governing documents.

(c) The minute books (containing the records of meetings of the stockholders, the board of directors, and any committees of the board of directors) for each Acquired Entity are true, correct and complete in all material respects. The stock certificate books and the stock record books for each Acquired Entity are true, correct and complete. The minute books, the stock certificate books and the stock record books of each of the Acquired Entities have been made available to Buyer.

3.3. Capitalization.

(a) The authorized equity of USZ consists of 3,000 common shares, par value $1.00 per share, of which 2,000 common shares are issued and outstanding as of the date of this Agreement. The authorized equity of Interamerican consists of 1,000 common shares, par value

$0.01 per share, of which 1,000 common shares are issued and outstanding as of the date of this Agreement. The authorized equity of AAPZ consists of unlimited common shares, no par value, of which 100 common shares are issued and outstanding as of the date of this Agreement. All of the Outstanding Shares have been duly authorized and are validly issued, fully paid and nonassessable. No Company has any shares of capital stock or other equity interests reserved for issuance. Upon the Closing, Buyer will own all of the Outstanding Shares, and such ownership will be free and clear of any Encumbrances. Each of the outstanding capital stock, equity interests and other securities of each of the Companies’ Subsidiaries is duly authorized, validly issued, fully paid and nonassessable and owned by each Company or by a wholly-owned Subsidiary of each Company, free and clear of any Encumbrance. There are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate any of the Acquired Entities to issue or sell any Shares or any shares of capital stock, equity interests or other securities of any of the Acquired Entities or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any Shares or any shares of capital stock, equity interests or other securities of any of the Acquired Entities, and no securities or obligations evidencing such rights are authorized, issued or outstanding.

(b) Schedule 3.3(b) sets forth (x) each of the Companies’ Subsidiaries and the ownership interest of each Company in each such Subsidiary, as well as the ownership interest of any other Person or Persons in each such Subsidiary and (y) each Acquired Entity’s capital stock, voting or equity interest or other direct or indirect ownership interest in any other Person.

3.4. Government Consents and Approvals; No Conflicts.

(a) Other than the filings required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (“HSR Act”) and antitrust, competition or similar filings in other jurisdictions, no material notices, reports or other filings are required to be made by Aleris, Recycling or the Acquired Entities with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by Aleris, Recycling or any of the Acquired Entities from, any Governmental Entity, in connection with the execution, delivery and performance of this Agreement and the other Transaction Documents by each of Aleris and Recycling and the consummation by each of Aleris and Recycling of the transactions contemplated hereby and thereby.

(b) Except as set forth on Schedule 3.4(b), the execution, delivery and performance of this Agreement and the other Transaction Documents by each of Aleris and Recycling do not, and the consummation of the transactions contemplated hereby and thereby will not, constitute or result in (i) a breach or violation of, or a default under, the governing documents of each of Aleris and Recycling or any Acquired Entity, (ii) with or without notice, lapse of time or both, a material breach or violation of, a termination (or right of termination) or a default under, the creation or acceleration of any obligations of any Acquired Entity pursuant to, any Material Contract binding upon any Acquired Entity or, assuming (solely with respect to performance of this Agreement and consummation of the transactions contemplated hereby) the requisite filing under the HSR Act and antitrust, competition or similar filings in other jurisdictions, under any Law to which any Acquired Entity is subject, (iii) the creation of an Encumbrance on any of the assets or properties of any Acquired Entity or (iv) any material change in the rights or obligations of any party under any Material Contract binding on any Acquired Entity.

3.5. Financial Statements. Seller has delivered to Buyer copies of the unaudited consolidated balance sheets and income statements of the businesses of the Acquired Entities for the fiscal years ending on December 31, 2005 and December 31, 2006, and for the nine-month period ending September 30, 2007 (the “Latest Balance Sheet Date”) (collectively, the “Financial Statements”). True, complete and correct copies of the Financial Statements are set forth on Schedule 3.5. Each of the consolidated balance sheets included in the Financial Statements (including any related notes and schedules) fairly presents in all material respects the consolidated financial position of the businesses of the Acquired Entities as of its date and each of the consolidated income statements included in the Financial Statements (including any related notes and schedules) fairly presents in all material respects the consolidated statements of profits and losses of the businesses of the Acquired Entities for the periods then ended, in each case in conformity with GAAP, subject to (x) the absence of footnote disclosures and other presentation items and (y) changes resulting from normal and recurring year-end adjustments.

3.6. Absence of Certain Changes.

(a) Since the Latest Balance Sheet Date, the Acquired Entities have conducted their respective businesses only in the ordinary course of business, and there has not been any event or change which, individually or in the aggregate, has had or would be reasonably likely to have a Material Adverse Effect.

(b) Since the Latest Balance Sheet Date, none of the Acquired Entities have:

(i) (A) adjusted, split, combined or reclassified its capital stock, (B) granted (whether or not for consideration) any Person any option or other right to acquire any shares of capital stock or other securities, (C) issued (whether or not for consideration) any shares of capital stock or other securities, or (D) entered into any Contract with respect to the sale, voting, registration or repurchase of capital stock or other securities;

(ii) declared or paid any non-cash dividend or made any non-cash distribution in respect of, or repurchased or redeemed, any shares of capital stock;

(iii) directly or indirectly sold, transferred, pledged, otherwise created any Encumbrance on or otherwise disposed of any material amount of assets, except for sale of products and services in the ordinary course of business;

(iv) amended its governing documents;

(v) merged or consolidated with any other Person;

(vi) acquired assets (other than in the ordinary course of business);

(vii) (A) made, rescinded or changed any material Tax election or adopted or changed any method of accounting, (B) entered into any settlement of or compromise any material Tax liability, (C) changed any annual Tax accounting period, (D) entered into a closing agreement for any material amount of Tax, (E) surrendered any right to any material Tax refund or (F) filed any amended Tax Return or refund claim with respect to any material Tax;

(viii) terminated, or waived, released or assigned any material rights or claims with respect to any material Permit, other than in the ordinary course of business;

(ix) incurred any indebtedness for borrowed money in excess of $100,000;

(x) forgiven or cancelled any material Debts; and

(xi) changed any method of accounting or accounting practice or policy used by the Acquired Entities, other than such changes required by GAAP.

3.7. Litigation and Liabilities.

(a) There is no material Claim that has been commenced or, to the Knowledge of Seller, threatened against or relating to the Acquired Entities (including in connection with or relating to the transactions contemplated by the Transaction Documents or of any action taken or to be taken in connection therewith or the consummation of the transactions contemplated thereby). Schedule 3.7(a) sets forth all Claims against or relating to the Acquired Entities seeking (i) damages in excess of $100,000, (ii) unspecified damages, or (iii) any injunctive or other equitable relief. None of the Acquired Entities are subject to any material Order.

(b) Except for Debts, liabilities and obligations (i) reflected or reserved against in the most recent balance sheet that is part of the Financial Statements, (ii) incurred in the ordinary course of business since the Latest Balance Sheet Date, (iii) relating to any executory Contract (other than Debts, liabilities and obligations resulting from any breach of or default under an executory Contract or an event that, after notice or lapse of time or both, would constitute or result in a breach of or default under an executory Contract, in each case, prior to the Closing) or (iv) that would not, individually or in the aggregate, be material to the Acquired Entities taken as a whole, none of the Acquired Entities have any Debts, liabilities or obligations of any nature, whether known or unknown, whether accrued, absolute, fixed, contingent or otherwise, whether due or to become due.

3.8. Employees; Benefits.

(a) Schedule 3.8(a) contains a true and complete list of each Company Benefit Plan and each Employee Agreement. Neither the Acquired Entities nor any ERISA Affiliate have any plan or commitment, whether legally binding or not, to establish any new Company Benefit Plan, to enter into any Employee Agreement or to modify or to terminate any Company Benefit Plan or Employee Agreement (except to the extent required by Law or to conform any such Company Benefit Plan or Employee Agreement to the requirements of any applicable Law, in each case as previously disclosed to Buyer, or as required by this Agreement), nor have any intention to do any of the foregoing been communicated to Employees.

(b) Seller has made available to Buyer (i) current, accurate and complete copies of all documents embodying or relating to each Company Benefit Plan and each Employee Agreement, including all amendments thereto, and trust or funding agreements with respect thereto, (ii) the most recent annual actuarial valuations, if any, prepared for each Company Benefit Plan, (iii) if the Company Benefit Plan is funded, the most recent annual and periodic accounting of Company Benefit Plan assets, and (iv) the most recent summary plan description together with the most recent summary of material modifications, if any, required under ERISA with respect to each Company Benefit Plan.

(c) For the period of the statute of limitations applicable to employee benefit plans under ERISA, Buyer and each Acquired Entity shall have no liability, contingent or otherwise, to or with respect to any Company Benefit Plan, or any Employee Agreement (except the severance agreement for Barry Hamilton as provided in Section 5.7(g)), which is now or previously has been sponsored, maintained, contributed to, or required to be contributed to by Seller or any ERISA Affiliate.

(d) With respect to the Company Benefit Plans as they apply to Company Employees, no Claim is pending or, to the Knowledge of Seller, threatened against any of the Company Benefit Plans (other than non-material routine claims for benefits), any trustees or fiduciaries thereof, any ERISA Affiliates of the Acquired Entities, any Employee of the Acquired Entities, or any of the assets of any trust of any of the Company Benefit Plans.

(e) No Company Benefit Plans or Employee Agreements are maintained solely by the Acquired Entities and are instead maintained by Aleris or other related entities other than the Acquired Entities.

3.9. Compliance with Laws. None of the Acquired Entities are in material violation of any Law and each of the Acquired Entities has complied in all material respects with all applicable Laws. No material investigation or review by any Governmental Entity with respect to each Acquired Entity is pending or, to the Knowledge of Seller, threatened. Each Acquired Entity has obtained and is in material compliance with all material permits, licenses, certifications, approvals, registrations, consents, authorizations, franchises, variances, exemptions and orders issued or granted by a Governmental Entity (each a “Permit”) necessary to conduct their business as presently conducted. Schedule 3.9 contains a true and complete list of each such Permit. No material conflict, default or violation has occurred with respect to any such Permit and none of the Acquired Entities have received notice from any Governmental Entity threatening to revoke any such Permit.

3.10. Material Contracts.

(a) Schedule 3.10(a) sets forth each Contract to which each Acquired Entity is a party or by which each Acquired Entity or any of their respective properties or assets is or may be bound (and categorizes such Contracts by the types described below) that:

(i) contains covenants that limit the ability of any Acquired Entity to compete in any business or with any Person or in any geographic area, or to sell, supply or distribute any service or product or purchase any supplies or raw materials;

(ii) relates to the formation, creation, operation, management or control of any partnership or joint venture or other similar arrangement;

(iii) other than between a Company or any wholly-owned Subsidiary of a Company (other than a Retained Subsidiary) on the one hand, and any wholly-owned Subsidiary of a Company (other than a Retained Subsidiary) on the other hand, relates to Debt having an outstanding principal amount in excess of $100,000;

(iv) provides for (or could reasonably be expected to result in) annual payments to or from any of the Acquired Entities of $500,000 or more, has a term of more than 12 months and cannot be terminated on 90 days’ notice or less without any material penalty to any Acquired Entity;

(v) is for the lease of personal property, under which any of the Acquired Entities is the lessee and is obligated to make payments of more than $250,000 per annum, has a term of more than 12 months and cannot be terminated on 90 days’ notice or less without any material payment by or penalty to any Acquired Entity;

(vi) is for an acquisition for a material business entered into during the past three years;

(vii) is a material Contract with independent contractors or consultants (or similar arrangements) that are not terminable without material penalty or further payment;

(viii) is between or among any Acquired Entity, on the one hand, and any Seller, any Subsidiary of Seller or any director or officer of any Acquired Entity or Seller or its Subsidiaries, on the other hand;

(ix) provides for the advancement or loan of any amount to any of the Acquired Entities’ directors, officers, and employees;

(x) is for a license or sublicense of Intellectual Property Rights that are material to the operation or business of any Acquired Entity (other than licenses of commercially available computer software); or

(xi) involves any other commitment that is otherwise material and not entered into in the ordinary course of business.

Each Contract of the type described in this Section 3.10(a) is referred to herein as a “Material Contract.”

(b) Seller has made available to Buyer true, complete and correct copies of each Material Contract (including all amendments thereto). All of the Material Contracts are valid and legally binding obligations of an Acquired Entity, enforceable against such Acquired Entity party thereto, in accordance with their respective terms, except as limited by the Bankruptcy and Equity Exception. To the Knowledge of Seller, all Material Contracts are valid and legally binding obligations of any other party thereto. None of the Acquired Entities, or, to the Knowledge of Seller, any other party to any Material Contract are in material breach or default thereunder and, to the Knowledge of Seller, no event has occurred which, with notice or lapse of time or both would constitute a material breach or default thereof, require indemnification by an Acquired Entity party thereunder, or permit termination or modification thereof or acceleration thereunder.

(c) No Acquired Entity is a party to a strategic hedging Contract.

3.11. Real Property.

(a) Schedule 3.11(a) sets forth a true and complete list of all real property owned by each Acquired Entity (the “Owned Real Property”). With respect to each of the Owned Real Property, (i) the Acquired Entity identified as the owner on Schedule 3.11(a) has fee simple title, free and clear of Encumbrances (other than Permitted Encumbrances), and fee simple title to all plants, buildings and improvements thereon and all easements benefiting such Owned Real Property, free and clear of Encumbrances (other than Permitted Encumbrances), (ii) no Acquired Entity has leased or otherwise granted to any Person the right to use or occupy such Owned Real Property or any portion thereof and (iii) other than the rights of Buyer pursuant to this Agreement, there are no unrecorded options, rights of first offer or rights of first refusal to purchase such Owned Real Property or any portion thereof or interest therein.

(b) Schedule 3.11(b) includes a true and complete list of all leases, subleases, or other occupancies (collectively, the “Leases”) used by each Acquired Entity or to which any Acquired Entity is a party (the “Leased Real Property”). Each of the Leases is in full force and effect, free and clear of any Encumbrances (other than Permitted Encumbrances), and there is no material breach or default by any Acquired Entity in respect of any such Lease or, to the Knowledge of Seller, any other party to any Lease and no event has occurred which, with notice or lapse of time or both would constitute a material breach or default thereof, require indemnification by an Acquired Entity party thereunder, or permit termination or modification.

(c) The buildings and improvements owned or leased by any Acquired Entity, and the operation or maintenance thereof, do not (i) contravene any zoning or building law or ordinance or other administrative regulation (including but not limited to those relating to zoning, land division, building, fire, health and safety) or (ii) violate any restrictive covenant or any Law, except for such contraventions or violations as would not, individually or in the aggregate, reasonably be likely to have a Material Adverse Effect.

(d) There is no pending or, to the Knowledge of Seller, threatened condemnation or eminent domain proceeding with respect to, or that could affect, either the Owned Real Property or the Leased Real Property.

(e) The Owned Real Property and the Leased Real Property is in good repair and free and clear of any damage, destruction or casualty (whether or not covered by insurance) that would affect the value of the Owned Real Property and the Leased Real Property or the use for which the Owned Real Property and the Leased Real Property was intended, there exists no structural or other defects or damages in or to the Owned Real Property and the Leased Real Property, except for such damage, destruction, casualty or defects as would not, individually or in the aggregate, reasonably be likely to have a Material Adverse Effect.

3.12. Environmental Matters.

(a) Notwithstanding any other provision in this Agreement, this Section 3.12 contains the exclusive representations of Seller concerning any matters arising under Environmental Laws.

(b) Each Acquired Entity is and, since December 31, 2004, has been, in material compliance with all applicable Environmental Laws.

(c) Each Acquired Entity or Seller has obtained all material permits, licenses, authorizations, registrations and other governmental consents required by applicable Environmental Laws relating to any of the Owned Real Property or Leased Real Property or the operations of the business of the Acquired Entities (collectively referred to as “Environmental Permits”) and is in material compliance with the terms and conditions of such Environmental Permits.

(d) None of the Acquired Entities have received any written notice of any Claims alleging material liability under any Environmental Law that have not been resolved.

(e) To the Knowledge of Seller, none of the Acquired Entities has disposed of or released any Hazardous Substances at, on, from or under any of the Owned Real Property or the Leased Real Property, except for such disposal or releases that would not reasonably be likely to result in material Environmental Liabilities.

(f) Seller has provided, or made available, to Buyer all Phase I and Phase II environmental assessments and all other material internally prepared environmental audits prepared after December 31, 2004 and in its custody, possession or control concerning the Acquired Entities, the Owned Real Property, the Leased Real Property and the Formerly Owned or Formerly Leased Real Property.

3.13. Tax Matters.

(a) All material federal, state, local and foreign Tax Returns required to be filed by, or with respect to, the Acquired Entities have been timely filed when due (taking into account all valid extensions of due dates) and all such Tax Returns are true, correct and complete in all material respects. All Taxes, whether or not shown to be due and payable on such Tax Returns, that are due and payable by the Acquired Entities have been timely paid in full by the due date thereof. No waivers of statutes of limitation are in effect in respect of any Taxes and none of the Acquired Entities has agreed to any extension of time with respect to a Tax assessment or deficiency.

(b) The Acquired Entities have complied in all material respects with all applicable Laws and agreements relating to the payment and withholding of Taxes and have, within the time and in the manner prescribed by applicable Laws and agreements, withheld and paid over to the proper Governmental Entity all amounts required to have been withheld and paid in connection with amounts paid or owing to any past or present employee, independent contractor, creditor, member, consultant, stockholder or other third party.

(c) No deficiencies for any federal, state, local or foreign Taxes have been asserted or assessed in writing against Seller or Aurora Acquisition Holdings, Inc. in respect of the Acquired Entities or against any of the Acquired Entities that remain unpaid or unresolved. No Tax Proceeding relating to any of the Acquired Entities is currently pending, or, to the Knowledge of Seller, is threatened. Any adjustment of Taxes of the Acquired Entities made by the IRS in any Tax Proceeding which adjustment is required to be reported to the appropriate state, local or foreign Governmental Entity has been so reported.

(d) None of the Acquired Entities is a party to or is bound by any Tax Sharing Agreement. Except as disclosed on Schedule 3.13(d), none of the Acquired Entities has, from and after January 1, 1999, been a member of a group filing a consolidated federal Income Tax Return other than the Federal Tax Group, the Old Aleris Federal Tax Group or a combined, consolidated, unitary or other affiliated group for state, local or foreign Tax purposes, and none of the Acquired Entities has any liability for the Taxes of any Person as a transferee or successor, as a result of a transaction that occurred on or after January 1, 1999. To the Knowledge of Seller, no Tax Proceeding is being conducted for any Tax period ending prior to January 1, 1999 with respect to any consolidated, combined, unitary or other affiliated group, for federal, state or local Tax purposes, of which any Acquired Entity was a member prior to January 1, 1999.

(e) None of the Acquired Entities has engaged in any “listed transactions” within the meaning of Section 1.6011-4(b)(2) of the Treasury Regulations. None of the Acquired Entities has agreed, or is required or has requested, to make any adjustment under Section 481(a) of the Code (or any corresponding or similar provision of state, local or foreign Law) by reason of a change in accounting method or otherwise, which adjustment would result in an income inclusion, or disallowance of deductions, under Section 481(a) of the Code (or any corresponding or similar provision of state, local or foreign Law) in a Post-Closing Tax Period.

(f) No closing agreement is currently in force pursuant to Section 7121 of the Code (or any similar provision of state, local or foreign Law) with respect to any of the Acquired Entities and there are no Tax rulings or requests for Tax rulings or closing agreements that could affect the liability for Taxes of any of the Acquired Entities after the Closing Date.

(g) There are no Encumbrances for Taxes (other than Taxes not yet due and payable) upon any of the assets of the Acquired Entities.

(h) No Acquired Entity has, on or after January 1, 1999, been a “distributing corporation” or a “controlled corporation” in a transaction that qualifies or was intended to qualify as a Tax-free transaction under Section 355 of the Code.

(i) None of the Acquired Entities will be required to include amounts in income, or exclude items of deduction, after the Closing Date as a result of (i) any intercompany transaction or excess loss account described in the Treasury Regulations promulgated pursuant to Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign Law) arising or occurring on or prior to the Closing Date, (ii) any installment sale or open transaction disposition made on or prior to the Closing Date, (iii) the application of the long-term method of accounting on or prior to the Closing Date or (iv) any agreement with a Governmental Entity entered into on or prior to the Closing Date. Prepaid amounts received by the Acquired Entities as of the Closing Date that would be required to be included in income in taxable periods ending after the Closing Date will not exceed $100,000.

(j) Except for AAPZ and the China Acquired Entity, none of the Acquired Entities is a foreign corporation for United States federal income Tax purposes.

(k) None of the Acquired Entities is a party to or is member of any joint venture, partnership, limited liability company or other arrangement or contract which could be treated as a partnership for United States federal income Tax purposes.

(l) Schedule 3.13(l) lists all jurisdictions (whether foreign or domestic) in which the Acquired Entities pay Taxes and the nature of the Taxes paid by the Acquired Entities. No claim has ever been made by a Governmental Entity in a jurisdiction where none of the Acquired Entities files Tax Returns that any of the Acquired Entities is or may be subject to Tax in that jurisdiction nor is there a reasonable basis for any such claim.

(m) Seller has delivered or made available to Buyer true, correct and complete copies of all material Income Tax Returns, sales and use Tax Returns and property Tax Returns for the last three years, and examination reports, and statements of deficiencies assessed against or agreed to by, or with respect to, the Acquired Entities with respect to such Taxes for the last five taxable years.

(n) No power of attorney, which is currently in effect, has been granted with respect to any matter relating to Taxes of the Acquired Entities.

(o) None of the Acquired Entities has any corporate acquisition indebtedness as described in Section 279 of the Code.

(p) Since December 31, 2006, none of the Acquired Entities has (i) made, rescinded or changed any material Tax election or adopted or changed any method of accounting other than as reflected on the originally filed income tax returns of such entities for the taxable years of such entities ending on or before December 31, 2006, (ii) entered into any settlement of or compromise of any material Tax liability, (iii) changed any annual accounting period, (iv) entered into a closing agreement, (v) surrendered any right to any material Tax refund or (vi) filed any amended Tax return or refund claim with respect to any material Tax.

(q) In the period following October 31, 2007, none of the Acquired Entities has incurred or accrued any liability for Taxes of any nature (whether matured, unmatured, fixed or contingent) except for those Taxes incurred or accrued in the ordinary course of business.

3.14. Labor Matters.

(a) To the Knowledge of Seller, no Acquired Entity is the subject of any proceeding asserting that such Acquired Entity has committed an unfair labor practice within the meaning of the National Labor Relations Act or seeking to compel it to bargain with any labor organization that could reasonably be expected to result in any material liability to any Acquired Entity; nor is there pending, threatened or, to the Knowledge of Seller, anticipated, nor has there been for the past two (2) years, any labor strike, picketing, walk-out, work stoppage or lockout involving such Acquired Entity. None of the Acquired Entities are presently, nor has been in the past a party to, or bound by, any collective bargaining agreement or union contract with respect to Employees, and no such agreement or contract is currently being negotiated. There is no representation petition pending, or, to the Knowledge of Seller, threatened with respect to any Employee of the Acquired Entities.

(b) Each Acquired Entity (i) is in compliance in all material respects with all applicable Laws respecting employment, overtime pay and wages and hours, in each case, with respect to their Employees; (ii) has withheld all amounts required by Law or by agreement to be withheld from the wages, salaries and other payment to their employees; and (iii) is not liable in any material respect for or in arrears with respect to wages or any taxes or any penalty for failure to comply with any of the foregoing.

(c) None of the Acquired Entities have classified any individual as an “independent contractor” or similar status who, according to a Benefit Plan or applicable Law, should have been classified as an employee or of similar status. There are no claims of harassment, discrimination, retaliatory act or similar actions pending, or to the Knowledge of Seller, threatened against any officer or director of the Acquired Entities arising out of their employment with the Acquired Entities. To the Knowledge of Seller, there are no claims of harassment, discrimination, retaliatory act or similar actions pending or overtly threatened in writing against any employee of the Acquired Entities arising out of their employment with the Acquired Entities.

3.15. Insurance. Schedule 3.15 contains a true complete, and correct list of all policies of excess loss, fire, liability, production, completion bond, workmen’s compensation and other forms of insurance currently in effect covering any of the assets, business, officers, directors or employees of each Acquired Entity (the “Insurance Policies”). All current Insurance Policies are in full force and effect, all premiums with respect thereto covering all periods up to and including the Closing Date have been paid or will be paid when due and no notice of cancellation, termination or reduction of coverage, and no notice of intention to cancel, terminate or reduce coverage, has been received. Seller has given Buyer access to true, complete and correct copies of all Insurance Policies together with all riders and amendments thereto.

3.16. Related Party Transactions. Except as set forth on Schedule 3.16, neither Seller nor any of its Subsidiaries (other than the Acquired Entities) nor any officer or director of any

Acquired Entity or Seller or its Subsidiaries (i) owns any property (real or personal, or mixed and whether tangible or intangible) used in the business of any Acquired Entity as currently conducted or (ii) is a party to any Contract with any Acquired Entity (except for employment Contracts).

3.17. Brokers and Finders. Except as listed on Schedule 3.17, neither Seller nor any Acquired Entity has employed, retained or engaged any broker or finder or incurred any liability for any brokerage, finder’s or similar fees or commissions, or for any bonus payable to any officer, director, employee or agent in connection with the transactions contemplated by this Agreement.

3.18. Intellectual Property Rights.

(a) The Acquired Entities own all right, title and interest in and to, or have a valid right to use, all Intellectual Property Rights used in the conduct of the business of each Acquired Entity as currently conducted (“Company Intellectual Property Rights”), and all such Company Intellectual Property Rights owned by each Acquired Entity are owned free and clear of all Encumbrances (other than Permitted Encumbrances). Schedule 3.18(a) sets forth a true, complete and correct list of all patents and patent applications and all registered (and pending applications for registration) Company Intellectual Property Rights that are owned by each Acquired Entity (collectively, “Registered Intellectual Property”).

(b) All items of Registered Intellectual Property set forth on Schedule 3.18(a) are valid, enforceable, subsisting, unexpired and have not been abandoned or canceled. There are no proceedings before any Governmental Entity including interference, re-examination, reissue, opposition, nullity or cancellation proceedings pending or, to the Knowledge of Seller, threatened, that relate to any of the Registered Intellectual Property set forth on Schedule 3.18(a). Neither the execution nor delivery of this Agreement, nor the consummation of the transactions contemplated hereby will alter or impair the Acquired Entities’ rights in the Company Intellectual Property Rights in any material respect.

(c) Each Acquired Entity has taken commercially reasonable steps to protect and maintain the secrecy, confidentiality and value of its Trade Secrets. To the Knowledge of Seller, no Person is infringing or otherwise violating the Company Intellectual Property Rights. To the Knowledge of Seller, none of the Acquired Entities is infringing or otherwise violating the Intellectual Property Rights of any other Person, and no actions or proceedings have been instituted (or, to the Knowledge of Seller, threatened), and no written communications have been received, alleging any such infringement or violation.

3.19. Product Warranty. Each product manufactured, sold, leased, or delivered by each of the Acquired Entities has been in material conformity with all specifications in the Contracts related thereto.

3.20. Customers and Suppliers.

(a) Schedule 3.20(a) sets forth the ten largest suppliers (“Material Suppliers”) and the ten largest customers (“Material Customers”) of the Acquired Entities from January 1, 2007 to

October 31, 2007. Schedule 3.20(a) also lists any additional current customers that are, to the Knowledge of Seller, reasonably anticipated to be among the ten largest customers for the current fiscal year.

(b) Since the Latest Balance Sheet Date, no Material Supplier of any Acquired Entity has notified any Acquired Entity that it shall stop, or materially decrease the rate of, supplying materials, products or services to such Acquired Entity, and no Material Customer has notified any Acquired Entity that it shall stop, or materially decrease the rate of, buying materials, products or services from any Acquired Entity.

3.21. Foreign Corrupt Practices Act.

(a) None of Seller, the Acquired Entities or any of their respective directors, officers, equity holders, agents, employees and Subsidiaries, nor any other Persons associated with or acting on behalf of any of the foregoing has (i) taken any action that would cause the Acquired Entities to be in violation of the Foreign Corrupt Practices Act of 1977, as amended, or any rules and regulations thereunder, or (ii) directly or indirectly, made any contribution, gift, bribe, rebate, payoff, influence payment, kickback or other payment to any Person, whether in money, property or services, on behalf of the Acquired Entities: (A) to obtain favorable treatment in securing business, (B) to pay for favorable treatment for business secured, (C) to obtain special concessions or for special concessions already obtained, for or in respect of Seller or any of its Subsidiaries (including the Acquired Entities), or (D) in violation of any applicable Laws.

(b) None of Seller, the Acquired Entities, or any of their respective officers, employees, directors, equity holders, representatives, agents and Subsidiaries has, on behalf of the Acquired Entities: (i) taken any action in furtherance of any boycott not sanctioned by the United States; (ii) entered into a Contract or agreement to conduct any transaction with any Governmental Entity, agent, representative, resident of, or any Person based or resident in any country that is the target at any time or from time to time of any of the several economic sanctions programs administered by the Office of Foreign Assets Control, U.S. Department of Treasury (or any successor thereto) or any other part of the U.S. government; and/or (iii) offered, promised, authorized or made, directly or indirectly, (A) any unlawful payments under applicable Laws, or (B) any payments or other inducements (whether or not unlawful), to any government official, including any official of an entity owned or controlled by a government, political party or official thereof or any candidate for political office, with the intent or purpose of: (1) influencing any act or decision of such official in his official capacity; (2) inducing such official to do or omit to do any act in violation of the lawful duty of such official; (3) receiving an improper advantage; or (4) inducing such official to use his influence with a Governmental Entity to affect or influence any act or decision of such Governmental Entity; in order to assist any Acquired Entity in obtaining or retaining business for or with, or directing business to, any Person.

(c) None of the officers and directors of any of the Acquired Entities is, or has been within the past five years, an official of any government, including an official of a Person owned or controlled by a government.

3.22. Powers of Attorney. Schedule 3.22 sets forth the names and locations of each Person holding a power of attorney on behalf of the Company.

3.23. China Government Agreement. Seller has delivered a true, correct and complete copy of the Contract entered into between the China Acquired Entity and Changshu Economic Development Zone Administration Committee on April 18, 2006 (including all amendments thereto). To the Knowledge of Seller, such Contract is a valid and legally binding obligation of the China Acquired Entity, enforceable against the China Acquired Entity, in accordance with its terms, except as limited by the Bankruptcy and Equity Exception. To the Knowledge of Seller, such Contract is a valid and legally binding obligation of any other party thereto. None of the China Acquired Entity, or, to the Knowledge of Seller, the Changshu Economic Development Zone Administration Committee are in material breach or default thereunder no event has occurred which, with notice or lapse of time or both would constitute a material breach or default thereof, require indemnification by the China Acquired Entity, or permit termination or modification thereof or acceleration thereunder. The China Acquired Entity is in material compliance with all requirements under such Contract.

3.24. Retained Subsidiaries. Except as set forth in Schedule 3.24, none of Metalchem Handel GmbH, U.S. Zinc Export Corp. and Western Zinc Corporation (collectively, the “Retained Subsidiaries”) have any assets (including any Intellectual Property Rights) or conduct any operations.

3.25. Access to Rail. Each of the facilities located in Houston, Texas, Millington, Tennessee, Clarksville, Tennessee, Coldwater, Michigan, and Spokane, Washington has access to rail facilities.

3.26. Assets. Except for the assets to be used to provide services under the Transition Services Agreement, the assets owned, leased and licensed by the Acquired Entities include all tangible assets and Intellectual Property Rights used in the conduct of the business by the Acquired Entities.

3.27. China Acquired Entity. As of the date hereof, the contributions set forth on Schedule 3.27 have been made to the China Acquired Entity.

ARTICLE IV

Representations and Warranties of Buyer

Buyer represents and warrants to Seller as follows:

4.1. Organization, Good Standing and Qualification. Each of VMNA and Azben is a legal entity duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, qualified or in such good standing, or to have such power or authority, are not, individually or in the aggregate, reasonably likely to prevent, materially impair or materially delay the consummation of the transactions contemplated by this Agreement.

4.2. Corporate Authority. Each of VMNA and Azben has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and the other Transaction Documents to which it is a party and to consummate the transactions contemplated hereby and thereby. This Agreement has been duly executed and delivered by each of VMNA and Azben and is a valid and binding agreement of each of VMNA and Azben, enforceable against each of them in accordance with its terms, subject to the Bankruptcy and Equity Exception. At the Closing, the other Transaction Documents to which each of VMNA and Azben is a party will have been duly executed and delivered by Buyer and will be valid and legally binding obligations of each of VMNA and Azben, enforceable against each of them in accordance with their terms, subject to the Bankruptcy and Equity Exception.

4.3. Governmental Filings; No Violations.

(a) Other than the filings required under the HSR Act and antitrust, competition or similar filings in other jurisdictions, no notices, reports or other filings are required to be made by VMNA and Azben with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by VMNA and Azben from, any Governmental Entity in connection with the execution, delivery and performance of this Agreement and the Transition Services Agreement by VMNA and Azben and the consummation by VMNA and Azben of the transactions contemplated hereby and thereby, except those that the failure to make or obtain are not, individually or in the aggregate, reasonably likely to prevent, materially impair or materially delay the consummation of the transactions contemplated by this Agreement.

(b) The execution, delivery and performance of this Agreement and the Transition Services Agreement by each of VMNA and Azben do not, and the consummation by each of VMNA and Azben of the transactions contemplated hereby and thereby will not, constitute or result in (i) a breach or violation of, or a default under, the governing documents of Buyer, (ii) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) or a default under, the creation or acceleration of any obligations or the creation of an Encumbrance on any of the assets of VMNA or Azben pursuant to, any Contracts binding upon VMNA or Azben, or (iii) any change in the rights or obligations of any party under any such Contract, except, in the case of clause (ii) or (iii) above, for any such breach, violation, termination, default, creation, acceleration or change that is not, individually or in the aggregate, reasonably likely to prevent, materially impair or materially delay the consummation of the transactions contemplated by this Agreement and the Transition Services Agreement.

4.4. Litigation. There are no civil, criminal or administrative actions, suits, claims, hearings, investigations or proceedings pending or, to the knowledge of VMNA or Azben, threatened against VMNA or Azben, except for those that are not, individually or in the aggregate, reasonably likely to prevent, materially impair or materially delay the consummation of the transactions contemplated by this Agreement.

4.5. Sufficient Funds. Buyer or its Affiliates has, and at the Closing, Buyer will have, sufficient immediately available funds necessary to consummate the transactions contemplated by this Agreement.

ARTICLE V

Covenants

5.1. Interim Operations. After the date hereof and prior to the Closing, Seller covenants and agrees to cause each Acquired Entity to conduct its business in the ordinary and usual course and, to the extent consistent therewith, Seller shall cause each Acquired Entity to use its respective commercially reasonable efforts to (x) preserve its business organizations intact and maintain existing relations and goodwill with all Governmental Entities, customers, suppliers, distributors, creditors, lessors, employees and business associates and (y) keep available the services of its present key employees and key agents. Without limiting the generality of the foregoing and in furtherance thereof, from the date of this Agreement until the Closing, except (A) as otherwise expressly contemplated by this Agreement, (B) as Buyer may approve in writing or (C) for transactions set forth on Schedule 5.1, Seller shall cause each Acquired Entity not to:

(i) (A) adjust, split, combine or reclassify its capital stock, (B) grant (whether or not for consideration) any Person any option or other right to acquire any shares of capital stock or other securities, (C) issue (whether or not for consideration) any shares of capital stock or other securities, or (D) enter into any Contract with respect to the sale, voting, registration or repurchase of capital stock or other securities;

(ii) declare or pay any non-cash dividend or make any non-cash distribution in respect of, or repurchase or redeem, any shares of capital stock;

(iii) directly or indirectly sell, transfer, pledge, otherwise create any Encumbrance on or otherwise dispose of any assets, except for sale of products and services in the ordinary course of business;

(iv) amend its governing documents;

(v) merge or consolidate with any other Person;

(vi) acquire assets (other than in the ordinary course of business) or capital stock or other securities of any other Person;

(vii) enter into or materially modify any material employment, consulting, severance, stay-pay, termination or similar Contracts with, or grant any bonuses, equity awards, salary increases, severance, pension, retirement or termination pay to, any Employee, or otherwise materially increase the compensation or benefits provided to any Employee, except as may be required by existing Contract or in the ordinary course of business;

(viii) enter into or adopt any new Company Benefit Plan or materially increase benefits under or renew, amend or terminate any Company Benefit Plan, except as may be required by applicable Law;

(ix) hire any new Employees, except in the ordinary course of business with respect to Employees with an annual base salary and incentive compensation opportunity not to exceed $100,000;

(x) (A) make any material Tax election (other than such elections which are consistent with the most recent past practice of the relevant Acquired Entity) or rescind or change any material Tax election or adopt or change any method of accounting, (B) enter into any settlement of or compromise any material Tax liability, (C) change any annual Tax accounting period, (D) enter into a closing agreement for any material amount of Tax, (E) surrender any right to any material Tax refund or (F) file any amended Tax Return or refund claim with respect to any material Tax;

(xi) materially amend or terminate, or waive, release or assign any material rights or claims with respect to any Material Contract or material Permit, other than in the ordinary course of business;

(xii) enter into any Contract that would constitute a Material Contract, other than in the ordinary course of business;

(xiii) enter into, amend, terminate or waive any provision of any Contract with Seller or any of its Subsidiaries or enter into any new transaction with Seller or any of its Subsidiaries, other than in the ordinary course of business;

(xiv) enter into, amend, renew, terminate or materially increase benefits under any labor or collective bargaining agreement;

(xv) incur any indebtedness for borrowed money, other than in the ordinary course of business;

(xvi) change any method of accounting or accounting practice or policy used by the Acquired Entities, other than such changes required by GAAP;

(xvii) fail to exercise any rights of renewal with respect to any material Leased Real Property that by its terms would otherwise expire;

(xviii) settle or compromise any material Claims;

(xix) forgive or cancel any material Debts or terminate or waive any material rights;

(xx) incur any capital expenditure or commitment in excess of the annual capital expenditure budget of the Acquired Entities previously provided to Buyer;

(xxi) enter into any commodity hedging, foreign exchange hedging or any other type of financial instrument other than in the ordinary course of business; or

(xxii) agree to take any of the foregoing actions.

5.2. Further Actions; Notification.

(a) Each Party shall file any Notification and Report Forms and related material required to be filed by it with the Federal Trade Commission and the Antitrust Division of the United States Department of Justice under the HSR Act and under any other applicable jurisdiction with respect to transactions contemplated hereby and shall promptly make any further filings pursuant thereto that may be necessary, proper or advisable. Each Party shall furnish to the other Party all information required or reasonably necessary for any application or other filing to be made pursuant to any applicable Law in connection with the transactions contemplated by this Agreement. Each Party shall promptly inform the other Party of any communication with any Governmental Entity regarding any such filings. Each Party shall use commercially reasonable efforts to resolve such objections, if any, as may be asserted by any Governmental Entity with respect to the transactions contemplated by this Agreement under any applicable Laws.

(b) Each Party shall use commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Party in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement, including (i) the giving of all other notices to, the making of all other filings with, and the obtaining of all other authorizations, consents and approvals, including, without limitation, all Environmental Permits, from, Governmental Entities and other Persons, (ii) the obtaining of any third party waivers, releases or consents, Debt pay-off letters, lease amendments and other agreements and documents required to satisfy the conditions set forth in Article VII of this Agreement, and (iii) the execution and delivery of any additional documents that may be necessary or desirable to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement.

(c) During the period from the date hereof to the Closing, Seller shall give prompt notice to Buyer, and Buyer shall give prompt notice to Seller, of (i) the occurrence or nonoccurrence of any event which would cause any representation or warranty by Seller, or by Buyer, as applicable, contained in this Agreement to be untrue or inaccurate in any material respect at or prior to the Closing Date, and (ii) any material failure by any of the Acquired Entities or Seller, or by Buyer, as applicable, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by them hereunder; provided, however, that the delivery of any notice pursuant to this Section 5.2 shall not limit or otherwise affect the remedies available hereunder to the Party to which such notice is given.

(d) As promptly as practicable, Seller and the Acquired Entities shall use their reasonable best efforts to take all actions and to do all things necessary to obtain releases and waivers as appropriate under any financing agreement, including:

(i)	The Amended and Restated Loan Agreement by and among Aleris, Aurora Acquisition Merger Sub, Inc., Aleris Deutschland Holding GmbH, Deutsche Bank AG New York Branch, Goldman Sachs Credit Partners L.P., PNC Bank, N.A., National City Business Credit, Inc., and Key Bank National Association dated August 1, 2006, as amended and restated December 19, 2006, as amended March 13, 2007.

(ii)	The Amended and Restated Credit Agreement by and among Aleris, Aurora Acquisition Merger Sub, Inc., Corus S.E.C./Corus L.P., Aleris Switzerland GmbH, Deutsche Bank AG New York Branch, Deutsche Bank AG, Canada Branch, Goldman Sachs Credit Partners L.P., PNC Bank National Association, National City Business Credit, Inc., and Key Bank National Association, dated August 1, 2006, as amended and restated as of December 19, 2006.

(iii)	The Amended and Restated U.S. Security Agreement relating to the term loan agreement listed under Section 5.2(d)(i), by and among Aleris, certain of its Subsidiaries, and Deutsche Bank AG New York Branch dated as of August 1, 2006, as amended and restated as of December 19, 2006.

(iv)	The Amended and Restated U.S. Pledge Agreement relating to the term loan agreement listed under Section 5.2(d)(i), by and among Aleris, certain of its Subsidiaries, and Deutsche Bank AG New York Branch dated August 1, 2006, as amended and restated December 19, 2006.

(v)	The Amended and Restated U.S. Subsidiaries Guaranty relating to the term loan agreement listed under Section 5.2(d)(i), by and among certain of Aleris’ Subsidiaries and Deutsch Bank AG New York Branch, dated August 1, 2006, as amended and restated December 19, 2006.

(vi)	The Amended and Restated U.S. Subsidiaries Guaranty relating to the credit agreement listed under Section 5.2(d)(ii), by and among certain of Aleris’ Subsidiaries and Deutsch Bank AG New York Branch, dated August 1, 2006, as amended and restated December 19, 2006.

(vii)	The Amended and Restated U.S. Pledge Agreement relating to the term loan agreement listed under Section 5.2(d)(ii) by and among Aleris, certain of its Subsidiaries, and Deutsche Bank AG New York Branch dated August 1, 2006, as amended and restated December 19, 2006.

(viii)	The Amended and Restated U.S. Security Agreement relating to the credit agreement listed under Section 5.2(d)(ii), by and among Aleris, certain of its Subsidiaries, and Deutsche Bank AG New York Branch dated August 1, 2006, as amended and restated December 19, 2006.

(ix)	The Senior Subordinated Indenture by and among Aurora Acquisition Merger Sub, Inc., which was subsequently merged into Aleris with Aleris as the surviving corporation, certain of Aleris’ subsidiaries, and Lasalle Bank National Association, as trustee, dated as of December 19, 2006.

(x)	The Senior Indenture by and among Aurora Acquisition Merger Sub, Inc., which was subsequently merged into Aleris with Aleris as the surviving corporation, certain of Aleris’ subsidiaries, and Lasalle Bank National Association, as trustee, dated as of December 19, 2006.

5.3. Access.

(a) During the period from the date hereof to the Closing, Seller shall cause each Acquired Entity to (i) permit Buyer and its representatives and financing sources to have access at all reasonable times to each Acquired Entity’s premises, books, records, Contracts, documents, division, store and branch managers and cause each Acquired Entity’s independent accountants to give Buyer reasonable access to its accountants’ work papers, (ii) furnish to Buyer and its representatives and financing sources such financial and operating data and other information as such Persons may reasonably request, (iii) instruct its employees, directors, counsel and financial advisors to cooperate with Buyer in its investigation of the business of each Acquired Entity and (iv) cooperate to provide reasonable access to customers and suppliers. Notwithstanding the foregoing, in no event shall Buyer be permitted to conduct any Phase II environmental assessments or other invasive sampling of soil, sediment, groundwater, surface water or building material. No investigation pursuant to this Section 5.3(a) shall affect any representation or warranty in this Agreement of any Party or any condition to the obligations of the Parties.

(b) Seller shall cause each Acquired Entity to permit Buyer and its representatives to have reasonable access to each Acquired Entity’s premises to conduct a physical audit of inventory.

5.4. Seller Restrictions. From the date of this Agreement to the Closing, Seller agrees it shall not (a) sell, transfer, encumber, assign or otherwise dispose of, or enter into any Contract with respect to the sale, transfer, encumbrance, assignment or other disposition of, any of the Shares or (b) take any action, or omit to take any action, which would have the effect of preventing or disabling Seller from delivering Seller’s Shares to Buyer at the Closing free and clear of any Encumbrances.

5.5. Seller Post-Closing Confidentiality Obligation. Seller acknowledges that (a) during the course of its affiliation with each Acquired Entity, it has produced and had access to confidential information relating to each Acquired Entity (“Confidential Information”), and (b) the unauthorized use or disclosure of any Confidential Information at any time would constitute unfair competition with Buyer and would deprive Buyer of the benefits of this Agreement and the transactions contemplated by this Agreement. Seller agrees that it will hold in confidence the Confidential Information and will not, directly or indirectly, disclose, publish, or otherwise make available any of the Confidential Information to the public or to any Person other than its officers, directors or Affiliates; provided, however, that each Seller may disclose Confidential Information if, but only to the extent, required to do so by Law, provided, however, that in such case, Seller shall provide Buyer with prior written notice thereof so that Buyer may seek an appropriate protective order or other appropriate remedy, and Seller shall cooperate with Buyer in connection therewith and provided, further, that, in the event that a protective order or other remedy is not obtained, Seller shall furnish only that portion of such information which, in the opinion of its counsel, Seller is legally compelled to disclose and shall exercise commercially reasonable efforts to obtain reliable assurance that confidential treatment will be accorded any such information so disclosed.

5.6. Seller Non-Compete. Seller agrees that from the Closing until the third anniversary of the Closing, neither it nor any of its Subsidiaries will engage in any Competing Business in the United States of America and/or China. Notwithstanding the foregoing, this Section 5.6 shall not restrict (a) any acquirer of Seller, its Affiliates, its business or any portion thereof or any Affiliate of such acquirer (other than Seller or any Subsidiary of Seller who is a Subsidiary of Seller prior to such acquisition) from engaging in a Competing Business that was conducted by such acquirer or its Affiliates (other than Seller or any Subsidiary of Seller who is a Subsidiary of Seller prior to such acquisition) prior to such acquisition, and (b) acquiring any Person who is engaged in a Competing Business (either directly or through a Subsidiary), provided that the consolidated revenue of such Person and its Subsidiaries for the 12-month period prior to the date of such acquisition derived from Competing Businesses does not exceed 25 percent of the aggregate consolidated revenue of such Person and its Subsidiaries for such 12-month period. In no event shall ownership of five percent or less of the outstanding securities of any class of any issuer whose securities are registered under the Securities Exchange Act of 1934, as amended, standing alone, be deemed to be engaged in a Competing Business, so long as Seller or any Subsidiary of Seller does not have, or exercise, any rights to manage or operate the business of such issuer other than rights as a stockholder thereof. For purposes of this Agreement, “Competing Business” means a business in which 25 percent or more of the gross revenues for the immediately prior fiscal year is derived from (A) recycling zinc metal and (B) producing zinc oxide and zinc dust. From the Closing until the third anniversary of the Closing, Seller will not, and will cause its Subsidiaries not to, directly or indirectly, induce or solicit, or aid or assist any Person to induce or solicit, any employees, salespersons, agents, consultants, distributors, customers or suppliers of any of the Acquired Entities to terminate, curtail or otherwise limit their employment by or business relationship with any of the Acquired Entities. For the avoidance of doubt, nothing in the immediately preceding sentence shall restrict Seller and its Subsidiaries from making sales to its customers and purchases from its suppliers in the ordinary course of business. The parties hereto agree that the provisions of this Section 5.6 are fair, reasonable and reasonably required for the protection of the Acquired Entities. If a court determines, however, that any provision of this Section 5.6 is unreasonable, either in period of time, geographical area or otherwise, then the parties hereto agree that the provisions of this Section 5.6 should be interpreted and enforced to the maximum extent which such court deems reasonable.

5.7. Employee Matters.

(a) Until the first anniversary of the Closing Date, Buyer shall provide (or cause to be provided) to employees (except any Employees covered by a collective bargaining agreement) of the Acquired Entities who are employees of the Acquired Entities immediately prior to the Closing (the “Company Employees”) (x) base compensation and target bonuses (excluding equity compensation) substantially comparable in the aggregate to those levels in effect immediately prior to the Closing and (y) pension and welfare benefits (excluding equity compensation and any defined benefit pension plan) that are substantially comparable, in the aggregate, to those provided to Company Employees immediately prior to the Closing and which pension and welfare benefits have been set forth in the documents listed on Schedule 3.8(a). With respect to Employees covered by a collective bargaining agreement, such collective bargaining agreement shall govern. Notwithstanding the above, nothing herein shall prevent Buyer’s right or obligation to make such changes to a Company Benefit Plan as necessary to conform with Law. The provisions of this Section 5.7(a) shall not preclude Buyer at any time following the Closing from terminating the employment of any Company Employee for any reason (or no reason).

(b) Subject to its obligations under applicable Law, Buyer, as well as its Subsidiaries, shall give credit for purposes of eligibility and vesting to Company Employees under each of their respective plans, programs and arrangements providing pension and welfare benefits (as applicable) in which Company Employees participate, (to the extent Company Employees receive pension and welfare benefits pursuant to plans of Buyer) for all service prior to the Closing with the Acquired Entities, or any predecessor employer to the extent the Acquired Entity recognized such service, for all purposes for which such service (and to the same extent such service) is credited for similarly situated employees of Buyer, but not to the extent crediting such service would result in duplication of benefits, the crediting of service for benefit accruals under a defined benefit pension plan, or service credit under a newly established plan for which prior service is not taken into account for employees of Buyer or its Affiliates generally.

(c) Subject to its obligations under applicable Law, with respect to Company Employees participation in any Benefit Plan of Buyer, (i) Buyer shall waive or cause to be waived all pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to the Company Employees and their eligible dependents and (ii) in the case of any plans providing health benefits with respect to the calendar year in which the acquisition contemplated by this Agreement takes place, for purposes of satisfying any deductible or out-of-pocket requirements, provide each Company Employee and their eligible dependents with credit for any co-insurance and deductibles paid prior to the Closing under the analogous Company Benefit Plan.

(d) On or prior to the Closing Date, Seller shall take all necessary action to cause the account balances and/or accrued benefits of the Company Employees under the Aleris International, Inc. 401(k) Plan to be fully vested and non-forfeitable as of the Closing Date. As of the Closing Date, Seller shall contribute to the Aleris International, Inc. 401(k) Plan the matching contributions relating to periods prior to the Closing Date based on the amount or percentage that Seller is required to contribute to such plan on behalf of the Company Employees through the Closing Date as if the Company Employees had satisfied all prerequisites for receiving such contributions as of the Closing Date. Buyer agrees to cause a 401(k) plan of Buyer or its Affiliates to accept a “direct rollover” to such 401(k) plan of the account balances (including promissory notes evidencing all outstanding loans) of all Company Employees under the Aleris International, Inc. 401(k) Plan if such rollover is elected in accordance with applicable Laws by such Company Employees. With respect to the Aleris International, Inc. 401(k) Plan, from and after the Closing, Buyer shall reimburse Seller for any matching contribution, retirement age-based contribution, if any, or profit sharing contribution, if any, to the extent made by Seller on or after the Closing and to the extent any such amount is reflected as a liability in the Net Working Capital on the Final Statement of Purchase Price and to the extent that it relates to services performed by Company Employees attributable to the period from January 1, 2007 to the Closing. Buyer shall pay Seller in U.S. dollars within 15 days after the receipt of an invoice from Seller.

(e) Notwithstanding anything in this Section 5.7 to the contrary, nothing contained herein, whether express or implied, shall be treated as an amendment or other modification of any Benefit Plan of Buyer, or shall limit the right of Buyer to amend, terminate or otherwise modify any Benefit Plan of Buyer following the Closing Date. If (i) a party other than the parties hereto makes a claim or takes other action to enforce any provision in this Agreement as an amendment to any Benefit Plan of Buyer, and (ii) such provision is deemed to be an amendment to such Benefit Plan of Buyer even though not explicitly designated as such in this Agreement, then, solely with respect to such Benefit Plan of Buyer, such provision shall lapse retroactively and shall have no amendatory effect with respect thereto.

(f) The Parties hereto acknowledge and agree that all provisions contained in this Section 5.7 are included for the sole benefit of the Parties hereto, and that nothing in this Agreement, whether express or implied, shall create any third party beneficiary or other rights (i) in any other Person, including any employees or former employees of the Acquired Entities, any participant in any Company Benefit Plan or Benefit Plan of Buyer, or any dependent or beneficiary thereof, or (ii) to continued employment with Buyer or any of its Affiliates.

(g) Buyer shall unconditionally assume the obligations of Seller under the severance agreement with Barry E. Hamilton, dated August 30, 2005.

5.8. WARN Act. With respect to all employees of the Acquired Entities, prior to the Closing Date, Seller shall be responsible for providing any notices required to be given and otherwise complying with the Worker Adjustment and Retraining Notification Act, 29 U.S.C. §2109 et seq. or the regulations promulgated thereunder (the “WARN Act”) or similar Law of any jurisdiction relating to any plant closing or mass layoff (or similar triggering event) caused by the Acquired Entities, and Buyer shall have no responsibility or liability under the WARN Act (or any other similar Law) with respect to such employees. Schedule 5.8 contains a true, complete and correct list of the names and the sites of employment or facilities of those individuals who suffered an “employment loss” (as defined in the WARN Act) at any site of employment or facility of the Acquired Entities during the 90-day period prior to the date of this Agreement. Schedule 5.8 shall be updated immediately prior to the Closing Date with respect to the 90-day period prior to the Closing Date. Prior to the Closing Date, Seller agrees to provide any notice required under the WARN Act to any employee of the Acquired Entities as may be reasonably requested by Buyer in writing.

5.9. Transition Services Agreement. On or prior to the Closing, Aleris and VMNA shall execute and deliver a transition services agreement substantially in the form attached hereto as Exhibit B (the “Transition Services Agreement”).

5.10. Intercompany Obligations. Seller shall take such action and make, or cause to be made, such payments as may be necessary so that, as of the Closing, there shall be no intercompany obligations (other than as set forth in Schedule 5.10) between the Acquired Entities, on the one hand, and Seller and its Subsidiaries (other than the Acquired Entities), on the other hand (it being agreed that nothing in this Section 5.10 shall require Seller to terminate or cancel any intercompany obligations exclusively between or among Acquired Entities), other than those arising under the Transition Services Agreement.

5.11. Brokers’ Fees. Seller (i) will be solely responsible for any obligations to any Person listed in Schedule 3.17, and (ii) will pay or reimburse Buyer for any Losses resulting from or arising out of any such obligations or the matters described in Schedule 3.17.

5.12. Coldwater Air Permit. Prior to and after the Closing, each Party shall use commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Party in doing, all things necessary to (a) remove all operations relating to the Interamerican facility located in Coldwater, MI (the “IZ Coldwater Facility”) from the Michigan Renewable Operating Permit (MI-PTI-N5957-2004b), issued by the Michigan Department of Environmental Quality (the “MDEQ”) and effective February 5, 2004 (the “Coldwater Air Permit”) and (b) give all notices to, make all other filings with, and obtain a new air permit covering the operations of the IZ Coldwater Facility solely in the name of Interamerican from, the MDEQ, in each case in the most expeditious manner practicable. Seller shall allow the IZ Coldwater Facility to continue to operate under the Coldwater Air Permit until the new air permit is obtained.

5.13. Insurance Matters. Seller shall cooperate as reasonably requested by Buyer in the submission and resolution of claims under Insurance Policies relating to the Acquired Entities and arising from events that occurred before the Closing Date (“Pre-Closing Claims”), including making available at Buyer’s cost all books, records and other documents and materials that are under the direct or indirect control of Seller or any of its agents and that Buyer reasonably considers necessary for the resolution of Pre-Closing Claims. For the avoidance of doubt, any insurance proceeds resulting from Pre-Closing Claims shall be paid to Buyer, except to the extent that Losses arising out of any events giving rise to such Pre-Closing Claims have been paid by Seller or its Affiliates.

5.14. Transfer of Retained Subsidiaries. Seller shall cause the shares of capital stock (or other equity interests) of U.S. Zinc Export Corp. and Western Zinc Corporation to be distributed to Seller or any of its Affiliates (other than the Acquired Entities) prior to the Closing.

5.15. Additional Agreements. The Parties agree to enter into any additional customary agreements in local jurisdictions in order to effect the sale of Shares pursuant to this Agreement.

5.16. Cooperation. Seller shall use commercially reasonable efforts to obtain, at Buyer’s expense, title insurance commitments for and real estate surveys of the Owned Real Property as reasonably requested by Buyer.

5.17. China Acquired Entity Contribution. On or prior to the Closing, Seller shall make contributions to the China Acquired Entity such that the aggregate amount of contributions to the China Acquired Entity on behalf of AAPZ is $11,200,000.

ARTICLE VI

Taxes

6.1. Indemnification.

(a) Seller shall be responsible for and shall indemnify and hold harmless the Buyer Indemnitees from and against (i) any and all liabilities of the Acquired Entities for Taxes in respect of Pre-Closing Tax Periods, (ii) any and all liabilities of the Acquired Entities pursuant to Treasury Regulation § 1.1502-6 (or any analogous or similar state, local, or foreign Law) for Taxes of any affiliated, consolidated, combined or unitary group of which any of the Acquired Entities (or any of their predecessors) is or has been a member in respect of any taxable period that ends on or before the Closing Date or any taxable period that ends after the Closing Date but only if such taxable period includes the Closing Date, and any and all liabilities for Taxes of any Person otherwise imposed on any Acquired Entity for any Pre-Closing Tax Period, (iii) any and all liabilities for Taxes arising out of, resulting from or otherwise related to the failure of Seller to comply with its covenants, agreements or obligations under this Article VI or Section 5.1(x) (the “Tax Covenants”), (iv) any and all liabilities of the Acquired Entities for Taxes arising from the making of Section 338 Elections with respect to the Acquired Entities, (v) any and all liabilities for Taxes imposed on any Acquired Entity for any Post-Closing Tax Period as a result of any Tax Sharing Agreement entered into by such Acquired Entity (or its predecessor) prior to the Closing, (vi) reasonable accounting, legal and other out of pocket expenses incurred after the Closing arising out of, resulting from or otherwise related to, any breach or inaccuracy of any Tax Representation (as defined below), any breach of any Tax Covenant or the conduct of any Tax Proceeding (except as otherwise provided in Section 6.4), and (vii) any and all liabilities for Taxes arising out of, resulting from or otherwise related to any breach or inaccuracy in any of the representations or warranties contained in Sections 3.13(f), (i), (o), or (p) (the “Tax Representations”) (it being understood that such representations and warranties shall be interpreted without giving effect to any limitations or qualifications as to “materiality” (including the word “material”) as set forth therein), but only to the extent that with respect to each of clauses (i), (ii), (iii) and (v) such Tax liabilities exceed the aggregate amount of such Taxes (excluding deferred Taxes) that was taken into account in determining Net Working Capital, reduced by any prior offsets to Seller’s liability under this Section 6.1(a) or Section 6.2(e), and without duplication for any amounts paid by Seller pursuant to Section 6.2.

(b) Seller shall pay to the Buyer or the Acquired Entities any amount required to be paid by it pursuant to Section 6.1(a) within the latter of (x) five days after Seller receives written notice from Buyer requesting such payment and (y) two days prior to the date that the indemnified Tax or related expense is required to be paid. The amount of indemnification for Taxes or related expenses pursuant to Section 6.1(a) shall be computed without regard to the set-off or other utilization of any loss, deduction or Tax credit of any Buyer Indemnitee realized in, or attributable to, a Post-Closing Tax Period and, in the case of any Buyer Indemnitee other than the Acquired Entities, any net operating losses, capital losses or Tax credits of such Buyer Indemnitee from a Pre-Closing Tax Period. Notwithstanding any other provision of this Agreement, Section 6.1(a) shall not be interpreted to allow a Buyer Indemnitee to be indemnified more than once for the same amount.

(c) If an Acquired Entity has not made a Section 338 Election, the amount of indemnification for Taxes or related expenses pursuant to Section 6.1(a) or any Loss pursuant to Section 9.3 relating to such Acquired Entity shall be computed by taking into account the tax savings to such Acquired Entity resulting from the incurrence of the item for which indemnification is made, after first taking into account all other tax benefits available to such Acquired Entity. Any payments made by Seller or Buyer under this Article VI or Section 9.3 shall be considered by the parties as an adjustment to the Purchase Price and the parties shall not take any position on any Tax Return or otherwise that is inconsistent with that position. Notwithstanding the foregoing, if upon the resolution or settlement of any Tax Proceeding any payment by Seller to Buyer shall be determined to be taxable income, Seller shall increase the amount of the payment to Buyer so that on an after-Tax basis Buyer is left with an amount equal to the amount of the payment due from Seller before taking the imposition of Taxes on the payment or any additional payment into account. In connection with any such Tax Proceeding, provisions similar to those of Section 6.4(c) and (e) shall apply with respect to the conduct, resolution and settlement of such Tax Proceeding with respect to the relevant Post-Closing Tax Period.

6.2. Filing and Payment Responsibility.

(a) Seller and Buyer shall cause each Acquired Entity, to the extent permitted by Law, (x) to join for all Pre-Closing Tax Periods for which Income Tax Returns have not yet been filed, in the Income Tax Returns of the Federal Tax Group and any Income Tax Returns of State, Local or Foreign Tax Groups which such Acquired Entity joined for its most recent Income Tax Return filed before the date hereof or is required to join and which Tax Returns include Seller or its Affiliates (other than Affiliates which are themselves Acquired Entities) in addition to such Acquired Entity and (y) close its taxable year as of the end of the Closing Date. Seller shall timely prepare and file, or cause to be timely prepared and filed, all such Income Tax Returns in a manner consistent with the prior practices applicable to the preparation of such Tax Returns with respect to the Acquired Entities (including all elections, accounting methods and conventions), except as otherwise required by Law, and in accordance with this Agreement. Seller shall be responsible for and shall timely pay, or cause to be timely paid, all Income Taxes due with respect to such Tax Returns. Seller shall provide, or cause to be provided, to Buyer at least thirty (30) days before each such Income Tax Return is required to be filed (including extensions) a copy of the relevant portions of such Tax Return that relate to the Acquired Entities; provided that in the event that an Acquired Entity makes a Section 338 Election, Seller shall only be required to provide a copy of the portion of such Income Tax Return if such copy is required to be included as an exhibit or attachment to any Tax Return required to be filed pursuant to Section 6.2(b).

(b) Seller shall timely prepare, or cause to be timely prepared, all Separate Tax Returns of the Acquired Entities for Pre-Closing Tax Periods (other than a Pre-Closing Tax Period included in a Straddle Period). Such Separate Tax Returns shall be prepared in a manner consistent with the prior practices applicable to the preparation of such Tax Returns (including all elections, accounting methods and conventions), except as otherwise required by Law, and in accordance with this Agreement. Seller shall provide each such Income Tax Return to Buyer for its review, comment, and consent to filing, which shall not be unreasonably withheld, no less than thirty (30) days prior to the due date for filing such Tax Return (including extensions). Seller shall make such revisions to such Income Tax Returns as are reasonably requested by Buyer, but only to the extent that such revisions are necessary to cause such Tax Return to be prepared in compliance with Law, in accordance with this Agreement, in a manner consistent with the prior practices applicable to the preparation of such Tax Return, or, if there are no such prior practices, in a manner that does not have the effect of distorting the reporting of income or the claiming of expenses or losses in the applicable Pre-Closing Tax Period.

(c) Buyer shall timely prepare and file, or cause to be timely prepared and filed, (x) all Income Tax Returns of the Acquired Entities for all Straddle Periods and (y) all non-Income Tax Returns of the Acquired Entities for Pre-Closing Tax Periods that are required to be filed after the Closing Date. Buyer shall provide, or cause to be provided, to Seller a copy of each such Tax Return at least thirty (30) days prior to the due date for filing such Tax Return (including extensions) for Seller’s review and comment. Buyer shall make such revisions to such Tax Returns as are reasonably requested by Seller to the extent that such revisions relate to Taxes of any Pre-Closing Tax Period, except (i) where a contrary position is required by Law, (ii) to the extent such comments, if incorporated in any such Tax Return, would cause such Tax Return to be prepared in a manner inconsistent with past Tax Returns, or (iii) to the extent such comments, if incorporated in any such Tax Return, could reasonably be likely to have a material adverse effect (relative to the benefit to Seller resulting from incorporating such comments in such Tax Return) on the liability for Taxes of Buyer or any of the Acquired Entities or its other Affiliates in any Post-Closing Tax Period.

(d) Buyer and Seller shall provide each other with a copy of any Income Tax Return of the Acquired Entities that it files or causes to be filed pursuant to Section 6.2(b) or (c) after the Closing (not including any consolidated or combined Income Tax Returns filed pursuant to Section 6.2(a) which includes Seller or any Affiliate of Seller (other than an Acquired Entity)) no later than ten (10) days after the filing of each such Income Tax Return.

(e) Seller shall, not less than five (5) calendar days prior to the due date (without regard to extensions) of any Tax Return referred to in Section 6.2(b) or Section 6.2(c), provide Buyer with the funds to timely pay the Tax liability due and attributable to the Pre-Closing Tax Period with respect to each such Tax Return, but only to the extent such Tax liability exceeds the aggregate amount of Taxes (excluding deferred Taxes) that was taken into account in determining Net Working Capital, reduced by any prior offsets to Seller’s liability under Section 6.1(a) or this Section 6.2(e). In the case of a Tax Return filed pursuant to an extension, appropriate adjustments shall be made between Seller and Buyer if, at the time the Tax Return is actually filed, the Taxes due and attributable to the Pre-Closing Tax Period with respect to such Tax Return are more or less than the amount, if any, previously paid by Seller.

(f) Allocation of Tax Liability. In the event applicable Law does not require or permit the parties to close state, local or foreign Tax periods as of the Closing Date, the allocation of Tax liability between the Pre-Closing Tax Period and the Post-Closing Tax Period comprising a Straddle Period shall be made in accordance with this Section 6.2(f) as follows:

(i) in the case of Taxes based upon income, gross receipts (such as sales Taxes) or specific transactions involving Taxes other than Taxes based upon income or gross receipts, the amount of Taxes attributable to any Pre-Closing Tax Period or Post-Closing Tax Period included in the Straddle Period shall be determined by closing the books of the applicable Acquired Entity as of the close of the Closing Date and by treating each of such Pre-Closing Tax Period and Post-Closing Tax Period as a separate taxable year; and

(ii) in the case of Taxes that are determined on a basis other than income, gross receipts or specific transactions, the amount of Taxes attributable to any Pre-Closing Tax Period included in the Straddle Period shall be equal to the amount of such Taxes for the Straddle Period multiplied by a fraction, the numerator of which is the number of days in the Pre-Closing Tax Period included in the Straddle Period and the denominator of which is the total number of days in the Straddle Period, and the amount of such Taxes attributable to any Post-Closing Tax Period included in a Straddle Period shall be the excess of the amount of the Taxes for the Straddle Period over the amount of Taxes attributable to the Pre-Closing Tax Period included in such Straddle Period.

6.3. Refunds. Any refunds of Taxes (including any interest paid thereon) for Pre-Closing Tax Periods received by any of the Acquired Entities or by Seller with respect to any of the Acquired Entities or credited to any of the Acquired Entities (“Seller’s Refunds”), shall be for the benefit of Seller, and Buyer shall cause the Acquired Entities to pay over to Seller any Seller’s Refunds promptly upon receipt thereof, provided, however, a Seller’s Refund shall be for the benefit of Buyer rather than Seller and shall not be paid to Seller, and if received by Seller or any of its Affiliates, shall be remitted to Buyer, to the extent that Seller’s Refund (i) was included as an asset in determining Net Working Capital, (ii) is attributable to the carry back of a loss or other Tax attribute from a Post-Closing Tax Period, provided that whenever possible, Buyer will elect not to carry back a loss or other Tax attribute to a Pre-Closing Tax Period, or (iii) arises from an adjustment that results in an increase in Taxes, or a reduction of Tax benefits, in a Post-Closing Tax Period. In addition, subject to the limitations contained herein, if the aggregate payments of estimated Income Taxes made before the Closing Date for all Pre-Closing Tax Periods included in all Straddle Periods of all the Acquired Entities exceed the aggregate liability for Income Taxes for all Pre-Closing Tax Periods included in all Straddle Periods of all the Acquired Entities, Buyer shall pay, or cause to be paid, such net excess amount to Seller promptly upon receiving the benefit of such net excess amount through a reduction of any Tax payment required to be made by the Acquired Entities for Post-Closing Tax Periods. Seller shall have the right, at its expense, to request that Buyer pursue any Seller’s Refund which Seller is entitled to retain hereunder (including filing amended returns and applying for competent authority or analogous relief), provided, however, Buyer shall not be required to pursue Seller’s Refunds, and Seller shall not pursue, or permit to be pursued, Seller’s Refunds, if Buyer shall determine in its reasonable discretion that pursuing Seller’s Refunds will likely have an adverse effect on Buyer, the Acquired Entities or its other Affiliates in a Post-Closing Tax Period. In the case of a Seller’s Refund that is a credit to any of the Acquired Entities and that Seller is entitled to retain hereunder, Buyer shall cause such Acquired Entity to pay such Seller’s Refund to Seller promptly upon receipt of the benefit of such credit through a reduction in any Tax payment required to be made by any of the Acquired Entities after the Closing.

6.4. Audits.

(a) Buyer shall promptly notify Seller in writing upon receipt by Buyer or its Affiliates of notice of any pending or threatened Tax audit or assessment which would affect the indemnification obligations of Seller in respect of Pre-Closing Tax Periods, provided that the failure to give notice will not relieve Seller of its indemnification obligations except to the extent that its position is actually materially prejudiced as a result of the failure to give timely notice. Subject to Sections 6.4(c) and (d), Seller shall have the sole right, at its expense, to represent the interests of the Acquired Entities and to employ counsel of its choice in any Tax Proceeding relating to Pre-Closing Tax Periods (other than a Tax Proceeding involving a Straddle Period), provided that Seller has acknowledged in writing its indemnification obligation under Section 6.1(a) in respect of the Taxes at issue in such Tax Proceeding if such Tax Proceeding is resolved adversely, by notifying Buyer in writing within fifteen (15) days from the receipt from Buyer of the notice described in the first sentence of this Section 6.4(a) of its intention to assume control of the conduct of such Tax Proceeding. If a shorter response period is required by such notice, and Buyer has not received Seller’s notification by the time the response to the relevant Governmental Entity is required, Buyer may temporarily assume responsibility for such Tax Proceeding, but shall relinquish control to the Seller if the Seller satisfies the requirements of the preceding sentence in the manner and in the time frame specified therein. Buyer shall be entitled (at Buyer’s expense) to attend such Tax Proceeding (whether such Tax Proceeding is conducted in person, by telephone or otherwise) with its representatives and to receive copies of all written communications, materials and submissions related to such Tax Proceeding received from, or provided to, the Governmental Entity and Seller shall keep Buyer informed on a timely basis of all developments. If Seller declines to assume the control of such Tax Proceeding, Buyer shall have the right, at Seller’s expense, to assume control of the conduct and resolution of such Tax Proceeding. The preceding two sentences shall not apply to any Tax Proceeding involving Income Taxes of the Federal Tax Group, the Old Aleris Federal Tax Group, or State, Local and Foreign Tax Groups that include any entity other than an Acquired Entity.

(b) Buyer shall have the right, with counsel of its choice, to represent the interests of the Acquired Entities in any Tax Proceeding involving a Straddle Period of an Acquired Entity. Seller may participate in any such Tax Proceeding at its own expense and Seller shall be kept informed of the progress of such Tax Proceeding. Seller’s consent shall be required prior to the settlement of any Tax Proceeding relating to a Straddle Period, which consent shall not be unreasonably withheld (or delayed).

(c) In the event the resolution of all or a portion of a Tax Proceeding with respect to a Pre-Closing Tax Period the conduct of which is controlled by Seller could result in an increase in Taxes or a loss of Tax benefits in a Post-Closing Tax Period for any Acquired Entity, Seller shall control the conduct and resolution of such Tax Proceeding provided that Seller shall not settle or resolve such Tax Proceeding, if such settlement or resolution would have such effect, without the consent of the Buyer, which shall not be unreasonably withheld or delayed.

(d) In the event a Tax Proceeding involves Pre-Closing Tax Periods and Post-Closing Tax Periods and the parties are not able to separate the periods into separate Tax Proceedings, then Seller and Buyer shall jointly control the conduct and resolution of such Tax Proceeding or portion thereof. Each party shall be entitled to employ counsel of its choice. For the avoidance of doubt, the parties agree and acknowledge that this Section 6.4(d) shall not apply to a Tax Proceeding regarding Income Tax Returns of the Federal Tax Group, the Old Aleris Federal Tax Group, or State, Local and Foreign Tax Groups that include any entity other than an Acquired Entity or any similar group including the Buyer, the Acquired Entities or its other Affiliates for a Post-Closing Tax Period.

(e) If there is a dispute between Seller and Buyer regarding the conduct or resolution of any Tax Proceeding or portion thereof described in Section 6.4(d) or the resolution of any Tax Proceeding or portion thereof described in Section 6.4(b) or (c), such dispute shall be referred to the Tax Arbitrator. Each of Seller and Buyer shall present its position to the Tax Arbitrator, which shall decide which position shall be adopted. The Tax Arbitrator shall not be entitled to accept any other position, unless Seller and Buyer shall so agree in writing. The decision of the Tax Arbitrator shall be final and binding, and its fees and costs shall be paid one-half by Seller and one-half by Buyer.

6.5. Cooperation. After the Closing, Buyer and Seller shall promptly make available or cause to be made available to the other, as reasonably requested, and to any Governmental Entity, all information, records or documents relating to Tax liabilities, potential Tax liabilities, or refunds of or relating to the Acquired Entities for all Pre-Closing Tax Periods and shall preserve all such information, records and documents until the later of ten (10) years from the end of the calendar year in which the Closing occurs or the expiration of any applicable statute of limitations, including any extensions thereof. Buyer and Seller shall cooperate with respect to the filing of any Tax Return pursuant to Section 6.2. Buyer and Seller shall cooperate with each other with respect to any Tax Proceeding. Buyer shall, at Seller’s expense, prepare and provide to Seller any federal, state, local and foreign Tax information packages reasonably requested by Seller for Seller’s use in preparing its Tax Returns or those of the Acquired Entities which it is required to prepare pursuant to Section 6.2(a) or (b). Such Tax information packages shall be completed by Buyer and provided to Seller within 45 days after Seller’s request therefor. Except as otherwise provided in this Section 6.5, each party shall bear its own expenses in complying with the foregoing provisions. As soon as practicable after the Closing Date, but not later than thirty (30) days thereafter, Seller will cause to be delivered to Buyer all of the original books and records (including work papers) and Tax Returns of the Acquired Entities which are in the possession of Seller, its Affiliates or its accountants or other advisors, it being understood that (i) Seller shall be entitled to retain copies of any such Tax Return and (ii) Sellers shall not be required to deliver any Tax Returns which are Taxes Returns of the Federal Tax Group, the Old Aleris Federal Tax Group or State, Local and Foreign Tax Groups of that include any entity other than an Acquired Entity.

6.6. Coordination with Other Provisions. Notwithstanding anything in this Agreement to the contrary, procedural provisions of this Article VI shall govern all claims for indemnification with respect to Taxes.

6.7. Transfer Taxes. Each of Buyer and Seller shall assume liability for and pay 50 percent of all Transfer Taxes arising out of or in connection with the transactions effected pursuant to this Agreement as well as all out-of-pocket costs associated with the preparation and filing of the Tax Returns under this Section 6.7. Buyer shall timely file or cause to be filed all necessary documentation and Tax Returns with respect to such Transfer Taxes and Seller will cooperate with Buyer.

6.8. Period of Limitation. Any claim for indemnification for Taxes under this Article VI shall be brought prior to the expiration of the statute of limitations for the assessment of Taxes that are the subject of the indemnification claim.

6.9. Tax Sharing Agreements. Prior to the Closing, all Tax Sharing shall be terminated, and no additional payments shall be required to be made thereunder by any Acquired Entity.

6.10. Amended Returns. Buyer shall not file any amended Tax Return with respect to any Pre-Closing Tax Period without Seller’s written consent, excepted as otherwise required by Law.

6.11. Section 338 Elections. Seller shall cooperate with Buyer to cause an election to be made, at Buyer’s written request (each such request to be made within 90 days following the Closing Date), under Section 338(h)(10) of the Code with respect to any or all of the Acquired Entities, as designated by Buyer. Seller also shall cooperate with Buyer to cause elections, at Buyer’s written request (each such request to be made within 90 days following the Closing Date), with respect to any or all of the Acquired Entities, as designated by Buyer, under any state or local Law equivalent of Section 338(h)(10); provided that no election shall be made under Section 338(g) of the Code with respect to any Acquired Entity that is a Domestic Corporation within the meaning of Section 7701(a)(4) of the Code. Within 120 days after the Closing, the Buyer shall deliver to Seller a schedule (the “Proposed Section 338 Allocation Statement”) showing a proposed allocation for purposes of Section 338 of the Code (and the state and local equivalents thereof) of the “aggregate deemed sales price” of the assets of the Acquired Entities for which Section 338 Elections are made among the assets of the Acquired Entities, in accordance with applicable Treasury Regulations. The Seller shall have 30 days following receipt of the Proposed Section 338 Allocation Schedule to provide comments thereron and the parties shall work in good faith to reach agreement on any matters in dispute. In the event the dispute cannot be resolved it shall be referred to the Tax Arbitrator. Each of Seller and Buyer shall present its position to the Tax Arbitrator, which shall decide which position shall be adopted. The decision of the Tax Arbitrator shall be final and binding, and its fees and costs shall be paid one-half by Seller and one-half by Buyer. The Proposed Section 338 Allocation Statement as amended to reflect agreed or resolved changes, shall become the “Final Section 338 Allocation Statement”.

The Final Section 338 Allocation Statement shall be amended to reflect any adjustment to the Purchase Price hereunder. Seller and Buyer shall prepare and file, or cause to be prepared and filed, all Tax Returns consistent, and shall not take, or permit to be taken, any position in a Tax Proceeding inconsistent, with the Final Section 338 Allocation Statement as amended pursuant to the preceding sentence.

6.12. Closing Date Activities. Buyer agrees not to engage, and not to cause or permit any of the Acquired Entities to engage, in any transaction after the Closing on the Closing Date outside of the ordinary course of business and not otherwise contemplated by this Agreement. Notwithstanding anything to the contrary in this Agreement, Seller shall not be responsible for, and Buyer shall indemnify Seller, for any Taxes resulting from (i.e. that would not have been payable but for) the violation of this covenant or the covenant in Section 6.11 not to make an election under Section 338(g) of the Code with respect to any Acquired Entity that is a Domestic Corporation.

ARTICLE VII

Conditions to Closing

7.1. Conditions to Obligations of Seller and Buyer. The respective obligations of Seller and Buyer to consummate the transactions contemplated by this Agreement are subject to the satisfaction or, to the extent permitted by applicable Law, the waiver at or prior to the Closing of each of the following conditions:

(a) Litigation. No court or other Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law or Order (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits consummation of the transactions contemplated by this Agreement.

(b) Transition Services Agreement. The Transition Services Agreement shall have been executed and delivered by Aleris and VMNA.

(c) Government Approvals; Waiting Periods. All requisite approvals from any Governmental Entity necessary, including such approvals or authorizations under the HSR Act and any other antitrust competition or similar Law of any Governmental Entity, for the consummation of the transactions contemplated by the Transaction Documents shall have been duly issued or granted and all applicable mandatory pre-closing waiting periods shall have expired or otherwise been terminated.

7.2. Conditions to the Obligations of Seller. The obligations of Seller to consummate the transactions contemplated by this Agreement are further subject to the satisfaction or the waiver by Seller at or prior to the Closing of each of the following conditions:

(a) Performance of Obligations by Buyer. Buyer shall have performed and complied in all material respects with all agreements, covenants and obligations required to be performed or complied with or by it under this Agreement at or prior to the Closing.

(b) Representations and Warranties. The representations and warranties of Buyer set forth in this Agreement shall be true and correct as of the Closing, unless a representation or warranty expressly relates to any earlier date (in which case such representation or warranty shall have been true and correct as of such earlier date) with the same effect as if made as of the Closing (without giving effect to any “material,” “materiality” or “material adverse effect” qualifications to such representations and warranties, except to the extent that the failure of such representations and warranties of Buyer to be true and correct individually or in the aggregate would not prevent, materially impair or materially delay the consummation of the transactions contemplated by this Agreement.

(c) Closing Certificate. Seller shall have received a certificate of Buyer, dated the Closing Date and signed by its duly authorized officer, to the effect that the conditions set forth in Sections 7.2(a) and (b) have been satisfied.

7.3. Conditions to the Obligations of Buyer. The obligations of Buyer to consummate the transactions contemplated by this Agreement are further subject to the satisfaction or the waiver by Buyer at or prior to the Closing of each of the following conditions:

(a) Performance of Obligations of Seller and the Companies. Seller shall have performed and complied in all material respects with all agreements, covenants and obligations required to be performed or complied with or by it under this Agreement at or prior to the Closing.

(b) Representations and Warranties.

(i) The representations and warranties of Seller set forth in this Agreement (other than those referred to in Section 7.3(b)(ii)) shall be true and correct as of the Closing, unless a representation or warranty expressly relates to any earlier date (in which case such representation or warranty shall have been true and correct as of such earlier date) with the same effect as if made as of the Closing (without giving effect to any “material,” “materiality” or “Material Adverse Effect” qualification to such representations and warranties), except to the extent that the failure of such representations and warranties of Seller to be true and correct, individually or in the aggregate, has not had, and is not, reasonably likely to have, a Material Adverse Effect.

(ii) The representations and warranties of Seller set forth in Sections 3.1, 3.2(a) and 3.3 of this Agreement shall be true and correct in all respects, except for de minimis deviations therefrom.

(c) No Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Material Adverse Effect.

(d) Closing Certificate. Buyer shall have received a certificate from each of Aleris and Recycling, dated the Closing Date and signed by its duly authorized officer, to the effect that the conditions set forth in Sections 7.3(a), (b) and (c) have been satisfied.

(e) Corporate Proceedings. Buyer shall have received copies of all corporate and other proceedings of the Acquired Entities and each of Aleris and Recycling in connection with the Transaction Documents, and all documents and instruments incident thereto, certified if requested, as may be reasonably requested by Buyer.

(f) Certificate of Status. For each Acquired Entity, Buyer shall have received copies of (i) the certificate of incorporation or other charter document, as amended through the Closing Date, certified as of a recent date by the applicable authority of such Acquired Entity’s jurisdiction of organization, (ii) to the extent applicable in its jurisdiction of formation, a certificate of good standing from the applicable authority of such Acquired Entity’s jurisdiction of organization, as of a recent date, and (iii) a copy of the by-laws or other governing document of the each Acquired Entity, as in effect on the Closing Date certified by the Secretary or Assistant Secretary of Aleris and a managing director of Recycling.

(g) Permits and Approvals. Buyer and Seller shall have received each of the consents, waivers, Permits and approvals set forth in Schedule 7.3(g).

(h) Release of Guarantees; Waivers. The releases and waivers described in Section 5.2(d) shall have been delivered to Buyer.

(i) Resignations. Buyer shall have received the resignations, effective as of immediately following the Closing, of each director and officer of any Acquired Entity set forth in Schedule 7.3(i).

(j) Outstanding Shares. Seller shall have tendered for delivery to Buyer certificates representing all of the Outstanding Shares free and clear of any Encumbrance, duly endorsed in blank or accompanied by stock powers duly endorsed in blank.

(k) Transfer of Retained Subsidiaries. Seller shall have caused the distribution of the shares of capital stock (or other equity interests) of U.S. Zinc Export Corp. and Western Zinc Corporation to one or more of its Affiliates (other than the Acquired Entities).

(l) Barbados License. Seller shall have delivered to Buyer a copy of the duly completed Form 2 (Renewal of a License as an International Business Company under the International Business Companies Act, Cap. 77 of the laws of Barbados) with respect to the renewal of the International Business Company license for AAPZ for the year ending December 31, 2008 together with a copy of the receipt issued by the Permanent Secretary of the Ministry responsible for International Business evidencing the payment of the annual International Business Company license renewal fee.

ARTICLE VIII

Termination

8.1. Termination. Notwithstanding anything herein to the contrary, this Agreement may be terminated and the transactions contemplated by this Agreement may be abandoned at any time prior to the Closing:

(a) by the mutual written consent of Seller and Buyer;

(b) (i) by Buyer, if there has been a breach of any representation, warranty, covenant or agreement made by Seller in this Agreement, or any such representation and warranty shall have become untrue after the date of this Agreement, in each case such that the conditions set forth in Section 7.3(a) or 7.3(b) would not be satisfied and such breach or condition is not curable or, if curable, is not cured prior to the earlier of (x) 10 days after written notice thereof is given by Buyer to Seller or (y) two (2) Business Days prior to the Termination Date; or (ii) by Seller, if there has been a breach of any representation, warranty, covenant or agreement made by Buyer in this Agreement, or any such representation and warranty shall have become untrue after the date of this Agreement, in each case such that the conditions set forth in Section 7.2(a) or 7.2(b) would not be satisfied and such breach or condition is not curable or, if curable, is not cured prior to the earlier of (x) 10 days after written notice thereof is given by Seller to Buyer or (y) two (2) Business Days prior to the Termination Date; or

(c) by Buyer or Seller, if (i) the transactions contemplated by this Agreement have not been consummated by March 15, 2008 (the “Termination Date”) or (ii) any Order permanently restraining, enjoining or otherwise prohibiting consummation of the transactions contemplated by this Agreement shall become final and non-appealable; provided, that, in each of the foregoing cases, the right to terminate this Agreement pursuant to this Section 8.1(c) shall not be available to any Party that is responsible for a breach of its obligations under this Agreement in any manner that shall have proximately contributed to the occurrence of the failure of a condition to the consummation of the transactions contemplated by this Agreement on or prior to the Termination Date.

The Party desiring to terminate this Agreement pursuant to clause (b) or (c) of this Section 8.1 shall, in the case of Buyer, give written notice of such termination to Seller, and, in the case of Seller, give written notice of such termination to Buyer.

8.2. Effect of Termination and Abandonment. In the event of termination of this Agreement and the abandonment of the transactions contemplated hereby pursuant to Section 8.1, this Agreement shall become void and of no effect with no liability to any Person on the part of any Party; provided, that this Section 8.2 and Articles I and X shall survive the termination of this Agreement; and provided, further, that except as otherwise provided herein, no such termination shall relieve any Party of any liability or damages to any other Party resulting from any breach of this Agreement prior to any such termination.

ARTICLE IX

Survival and Indemnification

9.1. Survival. (a) Except as set forth in Sections 9.1(b) and 9.1(c), the representations and warranties contained in this Agreement, together with the associated rights of indemnification, shall survive the Closing hereunder and continue in full force and effect for 18 months following the Closing and shall thereupon expire, together with the associated rights of indemnification, except to the extent that a claim for breach thereof has been asserted in writing prior to such expiration (in which event the representation or warranty and the associated rights of indemnification shall survive with respect to such claim until such claim has been resolved). Each of the covenants and agreements contained herein shall survive the Closing and continue in full force and effect until performed in accordance with their terms. The Buyer Guarantee shall survive the Closing and continue in full force and effect pursuant to its terms.

(b) The representations and warranties contained in Section 3.12 (Environmental Matters), together with the associated rights of indemnification, shall survive the Closing hereunder and continue in full force and effect until the third anniversary of the Closing and shall thereupon expire, together with the associated rights of indemnification, except to the extent that a claim for breach thereof has been asserted in writing prior to such expiration (in which event the representation or warranty and the associated rights of indemnification shall survive with respect to such claim until such claim has been resolved).

(c) The representations and warranties contained in Sections 3.1 (Ownership; Authorization of Transactions), 3.2 (Corporate Organization; Authority); 3.3 (Capitalization); and 3.17 (Brokers and Finders) and in Section 4.2 (Corporate Authority) shall survive the Closing hereunder and continue in full force and effect, together with the associated rights of indemnification, indefinitely. The representations and warranties contained in Sections 3.8(a), 3.8(b), 3.8(c) and 3.8(e) (Employees; Benefits) and Section 3.13 (Tax Matters) shall survive the Closing hereunder and continue in full force and effect, together with the associated rights of indemnification, until 60 days after the expiration of any applicable statute of limitations and shall thereupon expire, together with the associated rights of indemnification, except to the extent that a claim for breach thereof has been asserted in writing prior to such expiration (in which event the representation or warranty and the associated rights of indemnification shall survive with respect to such claim until such claim has been resolved).

9.2. Indemnification by Buyer. From and after the Closing, Buyer shall indemnify, defend and hold harmless Seller, its Affiliates, and the officers, directors, employees, agents, representatives, successors and any assigns of any of the foregoing (collectively, the “Seller Indemnitees”) against all claims, losses, liabilities, damages, Taxes, deficiencies, interest and penalties, costs and expenses, including losses resulting from the defense, settlement and/or compromise of a claim and/or demand and/or assessment, reasonable attorneys’, accountants’ and expert witnesses’ fees, costs and expenses of investigation, and the costs and expenses of enforcing the indemnification provided hereunder (individually, a “Loss” and, collectively, “Losses”) incurred by any of the Seller Indemnitees arising out of or relating to: (a) any breach of any representation or warranty made by Buyer in Article IV of this Agreement, (b) any breach of any covenant, agreement or obligation of Buyer contained in this Agreement or (c) any violation (or alleged violation) of the terms and conditions of the Coldwater Air Permit by Buyer with respect to Buyer’s operation of the IZ Coldwater Facility after the Closing.

9.3. Indemnification by Seller. From and after the Closing, Seller shall indemnify, defend and hold harmless Buyer and its Affiliates (including the Acquired Entities), and the officers, directors, employees, agents, representatives, successors and any assigns of any of the foregoing (collectively, the “Buyer Indemnitees”) against all Losses incurred by any of Buyer Indemnitees and arising out of or relating to: (a) any breach of any representation or warranty made by Seller in Article III of this Agreement (without duplication for any amounts indemnified under Article VI), (b) any failure to comply with or breach of any covenant, agreement or obligation of Seller contained in this Agreement or (c) other than any violation (or alleged violation) indemnified by Buyer pursuant to Section 9.2(c) hereof, the violation (or alleged violation) of the terms and conditions of the Coldwater Air Permit by Seller with respect to Seller’s operation of any facility covered under the Coldwater Air Permit after the Closing.

9.4. Limitations on Rights of Indemnitees.

(a) Seller shall not be obligated to pay any claim for indemnification pursuant to Section 9.3(a) of this Agreement if, with respect to any individual item of Loss, such item is less than $50,000 (“Minor Claim”); it being understood that no Minor Claim shall apply or be counted towards the Deductible.

(b) Seller shall not be required to indemnify Buyer Indemnitees with respect to any claim for indemnification resulting from or arising out of matters described in Section 9.3(a) unless and until the aggregate amount of all such claims by Buyer Indemnitees for such matters exceeds $3,000,000 (the “Deductible”), in which event Buyer Indemnitees shall be entitled to recover such Losses resulting from or arising out of such matters, but only to the extent that the aggregate amount of such Losses exceeds the Deductible; provided, however, that the Deductible shall not apply to Losses in respect of fraud or intentional misrepresentation or any Losses resulting from a breach of a Special Representation. In addition, Seller’s maximum liability to Buyer Indemnitees resulting from or arising out of the matters described in Section 9.3(a) shall not exceed $40,000,000 in the aggregate (the “Cap”), provided, however that the Cap shall not apply to Losses in respect of fraud or intentional misrepresentation or any Losses resulting from a breach of a Special Representation.

9.5. Specific Indemnifications.

(a) Notwithstanding anything to the contrary in this Article IX (including any limitations set forth in Section 9.4 hereof), Seller shall indemnify, defend and hold harmless the Buyer Indemnitees against all Losses incurred by the Buyer Indemnitees arising out of or relating to:

(i) the Retained Subsidiaries;

(ii) the Formerly Owned or Formerly Leased Real Property;

(iii) the Sandoval Zinc Company Site in Marion County, Illinois, the Stoller Chemical Site in Charleston, South Carolina, the ASARCO Taylor Springs Site in Montgomery County, Illinois, any site owned or operated by MR3 Systems, Inc. and the property located at 8000 Kensington Court, Brighton, Michigan; in each case, arising from the operation of the business of the Acquired Entities or any former Subsidiary of the Acquired Entities prior to the Closing; and

(iv) any third-party owned or operated sites on or at which any of the Acquired Entities disposed of Hazardous Substances prior to the Closing.

(b) The associated rights of indemnification pursuant to Section 9.5(a) shall survive the Closing hereunder and continue in full force and effect until the fifth anniversary of the Closing and shall thereupon expire, except to the extent that a claim for indemnification thereof has been asserted in writing prior to such expiration (in which event the associated rights of indemnification shall survive with respect to such claim until such claim has been resolved).

9.6. Procedure for Third Party Claims.

(a) If any third party shall notify any Party (the “Indemnitee”) with respect to any matter (a “Third Party Claim”) which may give rise to a claim for indemnification against any other Party (the “Indemnitor”) under this Article IX, then the Indemnitee shall promptly notify the Indemnitor thereof in writing; provided, however, that no delay on the part of the Indemnitee in notifying the Indemnitor shall relieve the Indemnitor from any obligation hereunder except to the extent the Indemnitor is actually and materially prejudiced thereby.

(b) The Indemnitor shall have the right, at its option, to assume the defense of any Third Party Claim with its own counsel. If the Indemnitor elects to assume the defense of such Third Party Claim as aforesaid, then:

(i) notwithstanding anything to the contrary contained in this Agreement, the Indemnitor shall not be required to pay or otherwise indemnify the Indemnitee against any attorneys’ fees incurred by the Indemnitee in connection with such Third Party Claim following the Indemnitor’s election to assume the defense of such Third Party Claim, unless (A) the Indemnitor fails to defend diligently the action or proceeding within 10 days after receiving notice of such failure from the Indemnitee; or (B) the Indemnitee reasonably shall have concluded (upon advice of its counsel) that (x) there may be one or more legal defenses available to such Indemnitee or other Indemnitees that are not available to the Indemnitor or (y) a conflict exists which makes representation of both the Indemnitor and the Indemnitee inappropriate under applicable standards of professional conduct; in the case of each of (A) or (B) above, the Indemnitor shall only be required to pay the fees of one counsel of the Indemnitee in each applicable country;

(ii) the Indemnitee shall make available to the Indemnitor all books, records and other documents and materials that are under the direct or indirect control of the Indemnitee or any of the Indemnitee’s agents and that are reasonably necessary for the defense of such Third Party Claim;

(iii) the Indemnitee shall otherwise cooperate as reasonably requested by the Indemnitor in the defense of such Third Party Claim;

(iv) the Indemnitee shall not admit any liability with respect to such Third Party Claim;

(v) the Indemnitor shall not, without the written consent of the Indemnitee, which shall not be unreasonably withheld or delayed, settle or compromise any pending or threatened Claim in respect of which indemnification may be sought hereunder (whether or not the Indemnitee is an actual or potential party to such Claim) or consent to the entry of any judgment (A) which does not, to the extent that the Indemnitee or any of its Affiliates may have any liability with respect to such Claim, include as an unconditional term thereof the delivery by the claimant or plaintiff to the Indemnitee of a written release of the Indemnitee and its Affiliates from all liability in respect of such Claim, (B) which includes any statement as to or an admission of fact, culpability or a failure to act, by or on behalf of the Indemnitee or any of its Affiliates, or (C) in any manner that involves any injunctive relief against the Indemnitee or any of its Affiliates or may materially and adversely affect the Indemnitee or any of its Affiliates; and

(vi) if the Indemnitor does not elect to assume the defense of such Third Party Claim within 30 days after receipt of notice from the Indemnitee as described above, then the Indemnitee shall proceed diligently to defend such Third Party Claim with the assistance of counsel reasonably satisfactory to the Indemnitor, provided, however, that the Indemnitee shall not settle, adjust or compromise such Third Party Claim, or admit any liability with respect to such Third Party Claim, without the prior written consent of the Indemnitor, such consent not to be unreasonably withheld or delayed.

9.7. Indemnification Payments as Purchase Price Adjustment. Any payments made by Buyer or Seller under this Article IX shall be considered an adjustment to the Purchase Price.

9.8. Tax Claims. Notwithstanding anything to the contrary contained in this Article IX, the procedures with respect to any liabilities for Taxes as set forth in Article VI shall be governed by Article VI.

9.9. Exclusive Remedy. Except as set forth in Section 10.11 or in the case of fraud or intentional misrepresentation, from and after the Closing, the indemnification rights provided in this Article IX shall be the sole and exclusive remedy available to the Parties hereto with respect to any breach of the representations, warranties, covenants or agreements of the Parties in this Agreement.

9.10. Certain Additional Matters. The amount of any and all Losses under this Article IX shall be (i) determined net of any amounts recovered by an Indemnitee pursuant to any insurance policy, title insurance policy, indemnity, reimbursement arrangement or contract pursuant to which or under which such Indemnitee is a party or has rights, and (ii) if an Acquired Entity has not made a Section 338 Election, any Loss pursuant to Section 9.3 relating to such Acquired Entity shall be computed by taking into account the tax savings to such Acquired Entity resulting from the incurrence of the item for which indemnification is made, after first taking into account all other tax benefits available to such Acquired Entity.

ARTICLE X

Miscellaneous

10.1. Publicity. The initial press release regarding the transactions contemplated by this Agreement shall be a joint press release agreed to by the Parties and thereafter, no press releases or public announcements with respect to the transactions contemplated by this Agreement and filings with any third party and/or any Governmental Entity (including any national securities exchange or interdealer quotation service) with respect thereto, shall be issued or made by the Acquired Entities or Seller, on the one hand, or Buyer, on the other hand, without the prior written consent of Buyer or Seller, as the case may be (which consent shall not be unreasonably withheld or delayed), except as may be required by Law or by obligations pursuant to any listing agreement with or rules of any national securities exchange or interdealer quotation service or by the request of any Government Entity.

10.2. Entire Agreement. This Agreement (including the Schedules and Exhibits hereto) and the other Transaction Documents constitute the entire agreement among the Parties and supersede any prior understandings or agreements by or among the Parties, written or oral, to the extent they related in any way to the subject matter hereof.

10.3. Succession and Assignment. Except as otherwise provided herein, this Agreement may not, without the prior written consent of Buyer and Seller, be assigned by Buyer or Seller by operation of Law or otherwise, and any attempted assignment shall be null and void; provided, that, after the Closing, (a) Buyer may assign this Agreement to any Affiliate of Buyer, or (b) Buyer or Seller may assign the Agreement in connection with any merger, sale of substantially all its assets or sale of all its outstanding capital stock; provided, further, that in the event of any assignment of this Agreement, the assignor shall not be released from its obligations hereunder without the prior written consent of each of the other parties hereto. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the Parties and their respective heirs, successors, permitted assigns and legal representatives.

10.4. Expenses. Seller and Buyer shall each bear their respective expenses in connection with the transactions contemplated by this Agreement (the “Transaction Expenses”). Seller shall bear all the Transaction Expenses of the Acquired Entities incurred on or prior to the Closing.

10.5. Interpretation. The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement. Definitions shall apply equally to both the singular and plural forms of the terms defined.

10.6. Notices. All notices, requests, demands, claims, and other communications hereunder (each, a “Notice”) shall be in writing, and shall be given (and shall be deemed to have been duly given upon receipt or refusal of receipt) by personal delivery, electronic facsimile transmission (with Notice contemporaneously given by another method specified in this Section 10.6), overnight courier or registered or certified mail, postage prepaid, and addressed to the intended recipient as set forth below (or at such other address as shall be specified in a Notice given in accordance with this Section 10.6):

If to Seller or, prior to the Closing, the Acquired Entities:

c/o Aleris International, Inc.
25825 Science Park Drive, Suite 400
Beachwood, Ohio 44122
Attention: Christopher R. Clegg, Esq.
Fax: (216) 910-3650

with a copy to:

Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, NY 10004
Attention: Christopher Ewan, Esq.
Fax: (212) 859-4000

If to Buyer or, following the Closing, the Acquired Entities:

Votorantim Metais Ltda.
Praça Ramos de Azevedo, 254-5º andar
Centro – São Paulo, SP
Brasil
Fax: 011 55 11 2159 3325
Attention:	João Bosco Silva
Paulo Oliveira Motta
Luiz Marcelo Pinheiro Fins

with a copy to:

Proskauer Rose LLP
1585 Broadway
New York, NY 10036-8299
Attention: Carlos Martinez, Esq.
Fax: (212) 969-2900

for purposes of service of any summons, complaint or other initial pleading pursuant to Section 10.12(b):

with respect to Votorantim Metais North America, Inc. and after Closing, any of the Acquired Entities:

c/o Corporation Service Company

2711 Centerville Road Suite 400

Wilmington, Delaware 19808

with respect to Azben Holdings GmbH:

c/o National Corporate Research, Ltd.

225 West 34th Street, Suite 910

New York, NY 10122

10.7. Governing Law. This Agreement shall be governed by, construed and enforced in accordance with the laws of the State of New York without giving effect to the principles of conflict of laws.

10.8. Limitations of Remedies. Neither Party shall be liable to the other for indirect, special, incidental, consequential, punitive or exemplary damages claimed by such other Party resulting from such first Party’s breach of its obligations, agreements, representations or warranties hereunder.

10.9. Amendments and Waivers. No amendment or waiver of any provision of this Agreement shall be valid unless the same shall be in writing and signed by Seller and Buyer. No waiver by any Party of any default or any breach of any representation, warranty, covenant or agreement hereunder shall be deemed to extend to any prior or subsequent default or breach or affect in any way any rights arising by virtue of any such prior or subsequent occurrence.

10.10. Severability. If any provision of this Agreement for any reason shall be held to be illegal, invalid or unenforceable, such illegality shall not affect any other provision of this Agreement, this Agreement shall be amended so as to enforce the illegal, invalid or unenforceable provision to the maximum extent permitted by applicable Law, and the Parties shall cooperate in good faith to further modify this Agreement so as to preserve to the maximum extent possible the intended benefits to be received by the Parties.

10.11. Specific Performance. The Parties acknowledge and agree that either Party would be damaged irreparably in the event any of the provisions of this Agreement is not performed in accordance with its specific terms or otherwise is breached by either Party. Accordingly, the Parties agree that each Party shall be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement, and the terms and provisions hereof and thereof, in addition to any other rights to which the Parties may be entitled at law or in equity. Any such remedy shall be in addition to any other remedy that the Parties may have hereunder.

10.12. Jurisdiction; Court Proceedings; Waiver of Jury Trial. Any Claim against any Party to this Agreement arising out of or relating to this Agreement shall be brought in any state or federal court sitting in the Borough of Manhattan in the City of New York and each of the Parties hereby submits to the exclusive jurisdiction of such courts for the purpose of any such Claim. A final judgment in any such Claim shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each Party agrees to accept service of any summons, complaint or other initial pleading made (a) in the manner provided for the giving of notices in Section 10.6 (to the extent permitted by applicable Law) and (b) with respect to Buyer or, following the Closing, the Acquired Entities, to a recipient located in the United States and designated by Buyer in Section 10.6. Each Party irrevocably agrees not to assert (a) any objection which it may ever have to the laying of venue of any such Claim in any state or federal court sitting in the Borough of Manhattan in the City of New York and (b) any claim that any such Claim brought in any such court has been brought in an inconvenient forum. Each Party waives any right to a trial by jury, to the extent lawful, and agrees that any of them may file a copy of this Section 10.12 with any court as written evidence of the knowing, voluntary and bargained-for agreement among the Parties irrevocably to waive its right to trial by jury in any Claim whatsoever between them relating to this Agreement or the transactions contemplated hereby.

10.13. No Third Party Beneficiaries. This Agreement shall not confer any rights or remedies upon any Person, including any Company Employees pursuant to Section 5.8 of this Agreement, other than the Parties, Buyer Indemnitees, the Seller Indemnitees, and their respective successors and permitted assigns.

10.14. No Presumption Against Drafting Party. Each Party acknowledges that each Party has been represented by counsel in connection with this Agreement, each of the Transaction Documents and the transactions contemplated hereby and thereby. Accordingly, any rule of Law or any legal decision that would require interpretation of any claimed ambiguities in this Agreement or the Transition Services Agreement against the drafting party has no application and is expressly waived.

10.15. Signatures. This Agreement shall be effective upon delivery of original signature pages or .pdf or facsimile copies thereof executed by each of the Parties. This Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement.

10.16. Computation of Time. Whenever the last day for the exercise of any privilege or the discharge of any duty hereunder shall fall upon a day that is not a Business Day, the Party having such privilege or duty may exercise such privilege or discharge such duty on the next succeeding day which is a Business Day.

10.17. Dollars. All references to dollars or “$” in this Agreement shall refer to United States dollars.

10.18. Acknowledgment of Seller. Seller acknowledges that, anything in this Agreement or in any Transaction Document to the contrary notwithstanding, the representations, warranties, covenants and agreements of Seller contained in this Agreement or in any Transaction Document shall not be deemed waived by any investigation by Buyer or any of its officers, directors, employees, counsel, accountants, advisors, representatives and/or agents. The right to indemnification, reimbursement or other remedy based upon any of such representations, warranties, covenants and agreements shall not be affected by any investigation conducted with respect to, or any knowledge acquired (or capable of being acquired) at any time, whether before or after the execution and delivery of this Agreement or the Closing Date, with respect to the accuracy or inaccuracy of or compliance with any such representation, warranty, covenant, or agreement. The waiver of any condition based upon the accuracy of any representation or warranty, or on the performance of or compliance with any agreement or covenant, will not affect the right to indemnification, reimbursement or other remedy based upon such representation, warranty, agreement or covenant.

[signature page follows]

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first above written.

Seller:

ALERIS INTERNATIONAL, INC.

By:	/s/ Sean M. Stack
Name:	Sean M. Stack
Title:	Executive Vice President

ALERIS RECYCLING (GERMAN WORKS) GMBH

By:	/s/ Sean M. Stack
Name:	Sean M. Stack
Title:	Managing Director

Buyer:

VOTORANTIM METAIS NORTH AMERICA, INC.

By:	/s/ Joao Bosco Silva
Name:	Joao Bosco Silva
Title:	Chief Executive Director

By:	/s/ Flavio Marassi Donatelli
Name:	Flavio Marassi Donatelli
Title:	Finance Director

AZBEN HOLDINGS GMBH

By:	/s/ Joao Bosco Silva
Name:	Joao Bosco Silva
Title:

By:	/s/ Marco Antonio Palmieri
Name:	Marco Antonio Palmieri
Title:

[Signature Page to Stock Purchase Agreement]